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Exhibit 3

Management's discussion and analysis (MD&A) gives you management's perspective on performance of our businesses, the economy and how we manage risk and capital.

Management's discussion and analysis
page 10	How we performed
page 15	Off-balance sheet arrangements
page 16	Critical accounting policies
page 17	Controls and procedures
page 19	How our businesses performed
page 20	Personal and Commercial Banking
page 24	Wholesale Banking
page 27	Wealth Management
page 30	Corporate
page 31	Corporate Management
page 32	Factors that may affect future results
page 33	Managing risk
page 34	Strategic risk
page 34	Credit risk
page 36	Market risk
page 38	Asset liability management
page 39	Liquidity risk
page 40	Operational risk
page 41	Regulatory risk
page 41	Reputational risk
page 42	Managing capital
page 45	Supplementary information
Financial results
page 54	Consolidated Financial Statements
page 54	Financial reporting responsibility
page 54	Auditors' report to the shareholders
page 55	Consolidated Balance Sheet
page 56	Consolidated Statement of Operations
page 57	Consolidated Statement of Changes in Shareholders' Equity
page 58	Consolidated Statement of Cash Flows
page 59	Notes to Consolidated Financial Statements
page 90	Principal Subsidiaries

Caution regarding forward-looking statements

        From time to time, the Bank makes written and oral forward-looking statements, including in this Annual Report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among others, statements regarding the Bank's objectives and strategies to achieve them, the outlook for the Bank's business lines, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "believe", "expect", "may" and "could". By their very nature, these statements are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors that could cause such differences include: the credit, market, liquidity, interest rate, operational and other risks discussed starting on page 33 of this report and in the MD&A section in other regulatory filings made in Canada and with the SEC; general business and economic conditions in Canada, the United States and other countries in which the Bank conducts business; the effect of changes in monetary policy; the degree of competition in the markets in which the Bank operates, both from established competitors and new entrants; legislative and regulatory developments; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank's ability to complete and integrate acquisitions; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure; technological changes; change in tax laws; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and saving habits; the possible impact on the Bank's businesses of international conflicts and terrorism; acts of God, such as earthquakes; and management's ability to anticipate and manage the risks associated with these factors and execute the Bank's strategies within a disciplined risk environment. Please see the discussion starting on page 32 of this report concerning the effect certain key factors could have on actual results. The preceding list and the discussion of factors starting on page 32 are not exhaustive of all possible factors. Other factors could also adversely affect the Bank's results. All such factors should be considered carefully when making decisions with respect to the Bank, and undue reliance should not be placed on the Bank's forward-looking statements. The Bank does not undertake to update any forward-looking statements, written or oral, that may be made from time to time by or on its behalf.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2003 - Management's Discussion and Analysis        9

How we performed

How the Bank Reports

        The Bank prepares its financial statements in accordance with Canadian generally accepted accounting principles (GAAP), which are presented on pages 54 to 90 of this Annual Report. The Bank refers to results prepared in accordance with GAAP as the "reported basis".

        The Bank also utilizes the "operating cash basis" to assess each of its businesses and to measure overall Bank performance against goals. The calculation of operating cash basis begins with the reported GAAP results and then excludes special items and the non-cash charge for intangible amortization and, prior to 2002, non-cash amortization of goodwill. There were no special items in fiscal 2003. For fiscal 2002, the only special item excluded was a gain on sale of the Bank's mutual fund record keeping and custody business in the first and third quarter of 2002, respectively. The Bank views special items as transactions that are not part of the Bank's normal business operations and are therefore not indicative of underlying trends. The majority of the Bank's non-cash intangible amortization charge relates to the Canada Trust acquisition in fiscal 2000. The Bank excludes amortization of intangibles as it is a non-cash charge and this approach ensures comparable treatment between periods and comparable treatment with goodwill. Consequently, the Bank believes that the operating cash basis provides the reader with an understanding of the Bank's results that can be consistently tracked from period to period.

        The goodwill impairment recorded by the Bank in fiscal 2003 relating to the international unit of its wealth management business and its U.S. equity options business was not considered a special item for exclusion when determining the operating cash basis results. The restructuring charges recognized by the Bank in fiscal 2003, related to the international unit of its wealth management business and its U.S. equity options business, were not considered special items given that they were incurred as part of the rationalization of the existing businesses.

        The reversal of general allowances in fiscal 2003 was not considered a special item given that the Bank views the reversal as potentially recurring. However, it may also be possible that in the future it may be necessary to increase general allowances.

        As explained, operating cash basis results are different from reported results determined in accordance with GAAP. The term "operating cash basis results" is not a defined term under GAAP, and therefore may not be comparable to similar terms used by other issuers. The table below provides a reconciliation between the Bank's operating cash basis results and its reported results.

Reconciliation of operating cash basis results to reported results

(millions of dollars)	2003	2002	2001
Net interest income (TEB)	$5,846	$5,522	$4,636
Provision for credit losses	(186)	(2,925)	(620)
Other income	4,424	4,889	6,097
Non-interest expenses	(7,592)	(6,754)	(6,925)

Income before provision for income taxes and non-controlling interest in subsidiaries	2,492	732	3,188
Provision for income taxes (TEB)	(833)	(133)	(939)
Non-controlling interest in net income of subsidiaries	(92)	(64)	(82)

Net income — operating cash basis	$1,567	$535	$2,167
Preferred dividends	(87)	(93)	(92)

Net income applicable to common shares — operating cash basis	$1,480	$442	$2,075
Special increase in general provision, net of income taxes	—	—	(208)
Gain on sale of mutual fund record keeping and custody business, net of income taxes	—	32	—
Gains on sale of investment real estate, net of income taxes	—	—	275
Restructuring costs, net of income taxes	—	—	(138)
Income tax expense from income tax rate changes	—	—	(75)

Net income applicable to common shares — cash basis	1,480	474	1,929
Non-cash goodwill amortization, net of income taxes	—	—	(189)
Non-cash intangible amortization, net of income taxes	(491)	(634)	(440)

Net income (loss) applicable to common shares — reported basis	$989	$(160)	$1,300

(dollars)
Basic net income per common share — operating cash basis	$2.28	$.69	$3.31
Diluted net income per common share — operating cash basis	2.26	.68	3.27
Basic net income (loss) per common share — reported basis	1.52	(.25)	2.07
Diluted net income (loss) per common share — reported basis	1.51	(.25)	2.05

        Certain comparative amounts have been reclassified to conform with current year presentation.

10        TD BANK FINANCIAL GROUP ANNUAL REPORT 2003 - Management's Discussion and Analysis

Net income (loss)

        In its simplest terms, net income is revenues less expenses, loan losses and income taxes.

        Reported net income was $1,076 million in 2003, compared with reported net loss of $67 million in 2002 and reported net income of $1,392 million in 2001. Reported basic earnings per share were $1.52 in 2003 compared with a loss per share of $.25 in 2002 and reported basic earnings per share of $2.07 in 2001. Reported diluted earnings per share were $1.51 in 2003 compared with a loss per share of $.25 in 2002 and reported diluted earnings per share of $2.05 in 2001. Reported return on total common equity was 8.7% in 2003 compared with (1.3)% in 2002 and 11.3% in 2001.

        In 2003, operating cash basis net income was $1,567 million, compared with $535 million in 2002 and $2,167 million in 2001. On an operating cash basis, basic earnings per share were $2.28 in 2003 compared with $.69 in 2002 and $3.31 in 2001. Diluted earnings per share on an operating cash basis were $2.26 in 2003 compared with $.68 in 2002 and $3.27 in 2001. Operating cash basis return on total common equity was 13.0% compared with 3.6% in 2002 and 18.0% in 2001.

Economic profit (loss)

        The Bank utilizes economic profit (loss) as a tool to measure shareholder value creation. Economic profit (loss) is operating cash basis net income (loss) applicable to common shares after a charge for average invested capital. Average invested capital is equal to average common equity plus the cumulative after-tax amount of goodwill and intangible assets amortized as of the reporting date. Average invested capital is increased by previously amortized goodwill and intangibles because this amortization is (as previously explained) excluded in operating cash basis net income. The rate used in the charge for capital is the equity cost of capital as determined by reference to the Capital Asset Pricing Model. The charge represents a required return to common shareholders. The Bank's goal is to achieve positive and growing economic profit.

        Return on average invested capital (ROIC) is operating cash basis net income (loss) applicable to common shares, divided by average invested capital. ROIC is a variation on the economic profit measure that is useful in comparison to equity cost of capital. Both ROIC and the cost of capital are ratios, while economic profit is a dollar measure. When ROIC exceeds the equity cost of capital, economic profit is positive. The Bank's goal is to achieve ROIC that exceeds the equity cost of capital.

        Economic profit and ROIC are not defined terms under GAAP, and therefore may not be comparable to similar terms used by other issuers. The table below provides a reconciliation between the Bank's economic profit and operating cash basis results which are discussed in the "How the Bank Reports" section.

Reconciliation of economic profit and operating cash basis results

(millions of dollars)	2003	2002	2001
Average common equity	$11,396	$12,144	$11,505
Average cumulative amount of non-cash goodwill/intangible amortization, net of income taxes	2,396	1,881	1,196

Average invested capital	$13,792	$14,025	$12,701
Rate charged for invested capital	10.9%	11.2%	12.0%

Charge for invested capital[1]	(1,530)	(1,574)	(1,526)
Net income applicable to common shares — operating cash basis	1,480	442	2,075

Economic profit (loss)	$(50)	$(1,132)	$549
Return on average invested capital	10.5%	3.2%	16.3%

1
Includes $26 million after-tax charge for past amortization of impaired goodwill recognized in the second quarter of 2003.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2003 - Management's Discussion and Analysis        11

Net interest income

        The Bank calculates net interest income by adding the interest and dividends it earns from loans and securities, and subtracting the interest it pays on deposits and other liabilities.

        Net interest income is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income such as dividends is adjusted to its equivalent before tax value. This allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with other institutions.

See supplementary information page 45 and 46, tables 2, 3 and 4

        Net interest income (TEB) was $5,846 million in 2003, a year-over-year increase of $324 million or 6%. The increase in net interest income is related to Personal and Commercial Banking where average personal loan volumes — excluding securitizations — increased $5 billion from a year ago; however this growth was partially offset by a 14 basis point reduction in the net interest margin to 3.28%. The increase is also related to higher interest income in Wealth Management due to higher cash balances in domestic operations combined with higher yields earned on the investment of the cash balances. In addition, the increase in net interest income related to interest income from income tax refunds and taxable equivalent and securitization adjustments in 2003. Net interest income excluding the TEB adjustment for 2003 was $5,616 million, an increase of $316 million compared with 2002.

        Net interest income (TEB) was $5,522 million in 2002, a year-over-year increase of $886 million or 19%. Net interest income reported by Wholesale Banking increased by $607 million as compared with 2001, primarily related to an increase in interest income from trading securities. Net interest income for Personal and Commercial Banking increased by $107 million as compared with 2001. The increase in Personal and Commercial Banking was attributable to personal loan volumes, excluding securitizations, which increased by $5 billion, and the net interest margin improvement of four basis points to 3.42%. Net interest income excluding the TEB adjustment for 2002 was $5,300 million, an increase of $909 million compared with 2001.

Other income

        Other income represents all of our income other than net interest income. Sources of other income include revenues from trading activities, brokerage fees, mutual fund management fees, service fees, income from loan securitizations and other revenue.

See supplementary information page 47, tables 5 and 6

        Other income on an operating cash basis was $4,424 million in 2003, a decrease of $465 million or 10% from 2002, after excluding the special gain from the sale of the Bank's mutual fund record keeping and custody business in 2002. In the first and third quarters of 2002, the Bank sold its mutual fund record keeping and custody business and recorded a pre-tax gain of $18 million and $22 million, respectively. The Bank has excluded these special gains in analyzing its performance as they are not recurring events. Reported other income was $4,424 million for 2003, a decrease of $505 million or 10% from 2002.

        Trading income reported in other income decreased by $425 million or 80% compared with 2002, while trading-related income generated by Wholesale Banking — which is the total of trading income reported in other income and the net interest income on trading positions reported in net interest income — was $1,158 million for the year, a decrease of $195 million or 14% compared with 2002. The decrease reflects a decline in market activity levels across equity and interest rate structured products compared with last year. The investment securities portfolio realized net gains of $23 million in 2003 compared with gains of $26 million in 2002. The decrease is primarily attributable to market conditions. Overall, the investment securities portfolio has a surplus over its book value of $429 million compared with $228 million at the end of 2002. The decline in other income was also due to losses on derivative and loan sales not booked to sectoral in Wholesale Banking of $113 million. In addition, the decline in other income related to write downs of $39 million in 2003, resulting from other than temporary impairments in certain international wealth management joint ventures. Non-trading foreign exchange income decreased by $61 million in 2003 to address a previously unhedged non-trading U.S. dollar exposure arising from our U.S. dollar Visa business. Somewhat offsetting the decline in other income were increases in discount brokerage fees and commissions of $35 million or 4% and full service brokerage fees and other securities services fees of $26 million or 4% compared with last year. Also, offsetting the decline was a year-over-year increase in fees from card services and service charges of $48 million or 6%, an increase in insurance revenues of $45 million or 12% and an increase in income from loan securitizations of $32 million or 15% as compared with 2002.

        Other income was $4,889 million in 2002, a decrease of $1,208 million or 20% from 2001, after excluding special gains from the sale of the Bank's mutual fund record keeping and custody business in 2002 and special gains from the sale of certain investment real estate assets in 2001. During fiscal 2001, the Bank sold certain investment real estate for a pre-tax gain on sale of $350 million, net of deferrals. The Bank has excluded these special gains in analyzing its performance as they are not recurring events. Reported other income was $4,929 million for 2002, a decrease of $1,518 million or 24% from 2001.

12        TD BANK FINANCIAL GROUP ANNUAL REPORT 2003 - Management's Discussion and Analysis

        Trading income reported in other income decreased by $789 million in 2002, while trading related income generated by Wholesale Banking was $1,353 million for the year, a decrease of $184 million or 12% as compared with 2001. This was a solid performance given the decrease in market volatility, the continued slow down in corporate origination activity and weak credit markets experienced during 2002. The investment securities portfolio realized net gains of only $26 million in 2002. This represents a significant decrease from net investment securities gains of $216 million in 2001. The decrease is primarily attributable to weaker equity markets leading to fewer exit opportunities in 2002. Overall, the equity investment securities portfolio continued to have a surplus over its book value of $228 million compared with $370 million at the end of 2001. The decline in other income also reflects a decrease in self-directed brokerage revenues of $80 million, or 8%, compared with 2001. This decrease reflects a 15% drop in average trades per day to 98,900 from 116,000 in 2001. Income from loan securitizations decreased by $54 million, or 20%, as compared with 2001, as a result of lower levels of securitized assets. Partially offsetting this decline in other income was a year-over-year increase in insurance revenues of $49 million or 15%. Also contributing to the overall decline in other income was a decrease in property rental income of $52 million as the Bank sold substantially all of its investment real estate in fiscal 2001.

Expenses

        Expenses include non-interest expenses, such as salaries, occupancy and equipment costs, and other operating expenses.

See supplementary information page 45 and 48, table 1 and 7

        Operating cash basis expenses exclude non-cash goodwill and identified intangible amortization and restructuring costs related to acquisitions and significant business restructuring initiatives. During the fourth quarter of fiscal 2001, Wholesale Banking announced a restructuring of its operations, which resulted in pre-tax restructuring costs of $130 million, primarily related to employee severance. In fiscal 2001, the Bank incurred pre-tax restructuring costs of $54 million related to TD Waterhouse and $55 million related to the acquisition of Newcrest. Beginning in fiscal 2002, the Bank discontinued the amortization of goodwill as a result of the adoption of the new accounting standard on goodwill and intangible assets.

        In 2003, operating cash basis expenses increased $838 million to $7,592 million compared with 2002. The increase in expenses is primarily a result of $624 million in goodwill write downs related to the international unit of the Bank's wealth management business and its U.S. equity options business in Wholesale Banking recognized in the second quarter of 2003. During the second quarter of 2003, the Bank reviewed the value of goodwill assigned to these businesses and determined that an impairment had occurred. In addition, during the second quarter of 2003 the Bank determined that it was necessary to restructure these operations and, as a result, recorded $87 million in restructuring costs in the second quarter and $5 million in the third quarter of 2003. The increase in expenses is also related to increased variable compensation expenses and charges related to systems write-offs, real estate downsizing, legal provisions in the non-core portfolio and costs of streamlining core operations in Wholesale Banking. On a reported basis, expenses increased by $612 million from a year ago to $8,364 million. The impact of non-cash intangible amortization on the Bank's reported expenses in 2003 was $772 million compared with $998 million last year. Beginning in fiscal 2003, the Bank has applied the fair value method of accounting for stock options and recorded an expense of $9 million.

        In 2002, total operating cash basis expenses decreased by $171 million or 2% from 2001 to $6,754 million, primarily as a result of lower incentive compensation expenses in Wholesale Banking. Wealth Management also contributed to the decrease in salaries and employee benefits as a result of its discount brokerage restructuring initiatives. On a reported basis, expenses decreased by $902 million from 2001 to $7,752 million. The impact of non-cash goodwill and intangible amortization on the Bank's reported expenses in 2002 was $998 million compared with $1,490 million in 2001.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2003 - Management's Discussion and Analysis        13

Efficiency ratio

        The efficiency ratio measures the efficiency of operations. It's calculated by taking expenses as a percentage of total revenue. The lower the percentage, the greater the efficiency.

See supplementary information page 48, table 7

        On an operating cash basis, the Bank's overall efficiency ratio weakened to 73.9% from 64.9% in 2002 and 64.5% in 2001. The Bank's consolidated efficiency ratio is impacted by shifts in its business mix. The efficiency ratio is viewed as a more relevant measure for Personal and Commercial Banking, which had an efficiency ratio of 58.8% this year compared with 60.7% in 2002 and 61.5% in 2001. During fiscal 2003, the method used to calculate the efficiency ratio for Personal and Commercial Banking was simplified to no longer exclude the funding costs for the acquisition of Canada Trust. On a reported basis, the Bank's overall efficiency ratio weakened to 83.3% from 75.8% in 2002 and 79.8% in 2001.

Taxes

        The Bank carries on many businesses in many different locations with differing outcomes, resulting in a mix of tax payments and tax recoveries. The Bank continues to pay significant amounts of tax to governments across Canada. Supplementary table 8 on page 49 lists the various taxes the Bank has paid over the past five years.

        Note 15 of the Bank's Consolidated Financial Statements sets out the key tax measurements under generally accepted accounting principles.

        The Bank's home jurisdiction, Ontario, has announced that it will be increasing corporate income taxes and stopping the planned elimination of capital taxes. As a result, the expected rate of Canadian taxes in the future will be higher than previously thought although still lower than in 2003. The federal government has promised the phased elimination of its principal capital tax.

        In 2003, the write down of some businesses added to the net future tax asset of the Bank. This was in addition to the substantial increase caused by the large sectoral loan provisions recorded in 2002. The effective use of these assets is dependent upon a continued return to ordinary levels of profitability, particularly in the Bank's U.S. operations. This increase was offset to a significant extent by the usage of a portion of the sectoral provisions against specific loans as well as the release of provisions for both sectoral and general loan losses.

Balance sheet

See Consolidated Balance Sheet page 55

        Total assets were $274 billion at the end of the year, $4 billion or 2% lower than as at October 31, 2002. A decline in investment securities activity resulted in a $4 billion decrease and business and government loans decreased by $11 billion as compared with October 31, 2002. However, securities purchased under resale agreements increased by $4 billion to $17 billion due to increased securities volumes. Also, as compared with last year, personal loans, including securitizations, increased by $6 billion to reach $49 billion. At the end of the year, residential mortgages, including securitizations, increased by $5 billion to reach $72 billion as compared with last year. Bank-originated securitized assets not included on the balance sheet amounted to $18 billion compared with $15 billion at October 31, 2002. Wholesale deposits decreased by $14 billion as compared with October 31, 2002. However, personal non-term deposits increased by $2 billion to $53 billion and personal term deposits increased by $3 billion to $53 billion compared with October 31, 2002.

        Total assets were $278 billion at October 31, 2002, $10 billion or 3% lower than as at October 31, 2001. Lower volumes from trading securities contributed $13 billion to the decrease in total assets with securities purchased under resale agreements representing $7 billion of the decrease. Personal loans, including securitizations, increased by $2 billion, primarily attributable to a solid performance in real estate secured lines of credit in Personal and Commercial Banking. At the end of fiscal 2002, residential mortgages, including securitizations, increased by $1 billion from 2001 to $67 billion. As at October 31, 2002, wholesale deposits decreased by $11 billion and securities under repurchase agreements decreased by $6 billion as compared with October 31, 2001. Personal non-term deposits grew by $4 billion from October 31, 2001 to reach $51 billion at the end of fiscal 2002, with Personal and Commercial Banking accounting for the majority of this increase. Personal term deposits remained unchanged at $50 billion compared with 2001.

        The Bank also enters into structured transactions on behalf of clients which result in assets recorded on the Bank's Consolidated Balance Sheet for which market risk has been transferred to third parties via total return swaps. As at October 31, 2003, assets under such arrangements amounted to $13 billion compared with $11 billion in 2002 and $10 billion in 2001. The Bank also acquires market risk on certain assets via total return swaps, without acquiring the cash instruments directly. Assets under such arrangements amounted to $6 billion as at October 31, 2003 compared with $6 billion in 2002 and $6 billion in 2001. Market risk for all such positions is tracked and monitored, and regulatory market risk capital is required. The assets sold under these arrangements are discussed in the other financial transactions section on page 15 are included in this amount. See Note 18 of the Bank's Consolidated Financial Statements for more details of derivative contracts.

14        TD BANK FINANCIAL GROUP ANNUAL REPORT 2003 - Management's Discussion and Analysis

Off-balance sheet arrangements

        In the normal course of operations, the Bank engages in a variety of financial transactions that, under generally accepted accounting principles, are either not recorded on the Consolidated Balance Sheet or are recorded in amounts that differ from the full contract or notional amounts. These off-balance sheet arrangements involve, among other risks, varying elements of market, credit and liquidity risk which are discussed in the Managing risk section on pages 33 to 41 of this Annual Report. Off-balance sheet arrangements are generally undertaken for risk management, capital management and/or funding management purposes and include securitizations, commitments, guarantees and contractual obligations.

Securitizations

        Securitizations are an important part of the financial markets, providing liquidity by facilitating investor access to specific portfolios of assets and risks. In a typical securitization structure, the Bank sells assets to a special purpose entity (SPE) and the SPE funds the purchase of those assets by issuing securities to investors. SPEs are typically set up for a single, discrete purpose, are not operating entities and usually have no employees. The legal documents that govern the transaction describe how the cash earned on the assets held in the SPE must be allocated to the investors and other parties that have rights to these cash flows. The Bank is involved in SPEs through the securitization of its own assets, securitization of third party assets and other financial transactions.

Securitization of bank-originated assets

        The Bank securitizes residential mortgages, personal loans, credit card loans and commercial mortgages to enhance its liquidity position, diversify its sources of funding and to optimize the management of its balance sheet. Details of these securitizations are discussed below.

        The Bank securitizes residential mortgages through the creation of mortgage-backed securities and transfers to SPEs. The Bank continues to service the securitized mortgages and may be exposed to the risks of the transferred loans through retained interests. There are no expected credit losses on the retained interests of the securitized residential mortgages that are government guaranteed (approximately 94% of all securitized residential mortgages). As at October 31, 2003, the Bank had outstanding securitized residential mortgages of $11.3 billion as compared with $8.1 billion in fiscal 2002.

        The Bank securitizes real estate secured personal loans through sales to SPEs. The Bank provides credit enhancement through its retained interest in the excess spread of the SPEs and by funding cash collateral accounts. The Bank's interest in the excess spread of the SPEs and the cash collateral account is subordinate to the SPEs' obligations to the holders of its asset-backed securities and absorbs losses with respect to the personal loans before payments to noteholders are affected. As at October 31, 2003, the Bank had outstanding securitized personal loans of $4.6 billion as compared with $5.0 billion in fiscal 2002.

        The Bank securitizes credit card loans through sales to SPEs. The Bank's credit card securitizations are revolving securitizations, with new credit card receivables transferred to the SPEs each period to replenish receivable amounts as they are repaid. The Bank provides credit enhancement to the SPEs through its retained interest in the excess spread. The Bank's interest in the excess spread of the SPEs is subordinate to the SPEs' obligations to the holders of its asset-backed securities and absorbs losses with respect to the credit card receivables before payments to the noteholders are affected. As at October 31, 2003, the Bank had outstanding securitized credit card receivables of $1.5 billion as compared with $1.5 billion in fiscal 2002.

        The Bank also securitizes commercial mortgages, which in addition to providing a source of liquidity and capital efficient funding, may reduce the Bank's credit exposure. As at October 31, 2003, the Bank had outstanding securitized commercial mortgages of $1.0 billion as compared with $.3 billion in fiscal 2002.

        Total bank-originated securitized assets not included on the Consolidated Balance Sheet amounted to $18.4 billion compared with $14.9 billion a year ago. Further details are provided in Note 4 of the Bank's Consolidated Financial Statements.

Securitization of third party originated assets

        The Bank assists its clients in securitizing their financial assets through SPEs administered by the Bank. The Bank may provide credit enhancement or liquidity facilities to the resulting SPEs as well as securities distribution services. The Bank does not provide employees to the SPEs, nor does it have ownership interests in these SPEs and all fees earned in respect of these activities are on a market basis.

Other financial transactions

        The Bank sells trading securities to SPEs in conjunction with its balance sheet management strategies. The Bank does not retain effective control over the assets sold. Assets sold under such arrangements at October 31, 2003 amounted to $5.0 billion as compared with $5.0 billion in fiscal 2002. The Bank enters into total return swaps with the sale counterparties in respect of the assets sold. Market risk for all such transactions is tracked and monitored, and market risk capital is required.

        In addition, the Bank also offers financial products, including mutual funds, structured notes and other financial instruments to clients, including SPEs as counterparties. These financial products are, on occasion, created using a SPE as issuer or obligor of the financial products. The Bank may provide certain administrative services and other financial facilities to the SPEs in exchange for market rate compensation.

Commitments and guarantees

        Details of the Bank's commitments and guarantees are provided in Note 19 of the Bank's Consolidated Financial Statements.

Contractual obligations

        The Bank has contractual obligations to make future payments on subordinated notes and debentures, operating lease commitments, capital trust securities and certain purchase obligations. Subordinated notes and debentures and capital trust securities are reflected on the Bank's Consolidated Balance Sheets, while operating lease commitments and purchase obligations are not. Details of these contractual obligations as at October 31, 2003 are disclosed by remaining maturity in supplementary table 17 on page 53 of this Annual Report.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2003 - Management's Discussion and Analysis        15

Critical accounting policies

        The Bank's accounting policies are essential to understanding its results of operations and financial condition. A summary of the Bank's significant accounting policies is presented in Note 1 of the Bank's Consolidated Financial Statements beginning on page 59 of this Annual Report. Some of the Bank's policies require subjective, complex judgements and estimates as they relate to matters that are inherently uncertain. Changes in these judgements or estimates could have a significant impact on the Bank's financial statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies are well controlled and occur in an appropriate and systematic manner. In addition, the Bank's critical accounting policies are reviewed with the Audit Committee on a periodic basis. Critical accounting policies that require management's judgements and estimates include accounting for loan losses, accounting for the fair value of financial instruments held in trading portfolios, accounting for income taxes, the valuation of investment securities, accounting for securitizations, the valuation of goodwill and intangible assets and the accounting for pensions and post-retirement benefits.

Accounting for loan losses

        Accounting for loan losses is an area of importance given the significant size of the Bank's loan portfolio. The Bank has three types of allowances against loan losses — specific, general and sectoral. Loan impairment is recognized when the timely collection of all contractually due interest and principal payments is no longer assured. Significant judgement is required as to the timing of designating a loan as impaired and the amount of the required specific allowance. Reviews by regulators in Canada and the U.S. bring a measure of uniformity to specific allowances recorded by banks. Sectoral allowances require ongoing judgement as to draw downs from sectorals to specific loss and the amount of periodic sectoral allowances required. General allowances also require judgement given that the level of general allowances depends upon an assessment of business and economic conditions, historical and expected loss experience, loan portfolio composition and other relevant indicators. Note 1(h) of the Bank's Consolidated Financial Statements provides more details.

Accounting for the fair value of financial instruments held in trading portfolios

        The Bank's trading securities and trading derivatives are carried at fair value on the Consolidated Balance Sheet with the resulting realized and unrealized gains or losses recognized immediately in other income. The fair value of exchange traded financial instruments is based on quoted market rates plus or minus daily margin settlements. If listed prices or quotes are not available, then the Bank's management applies judgement in the determination of the fair values by using valuation models that incorporate prevailing market rates and prices on underlying instruments with similar maturities and characteristics, and takes into account factors such as counterparty credit quality, liquidity and concentration concerns. Imprecision in estimating these factors can impact the amount of revenue or loss recorded for a particular position. Notwithstanding the judgement required in fair valuing the Bank's financial instruments, the Bank believes its estimates of fair value are reasonable given the Bank's process for obtaining external market prices, internal model review, consistent application of approach from period to period and the validation of estimates through the actual settlement of contracts.

Accounting for income taxes

        Accounting for current income taxes requires the Bank to exercise judgement for issues relating to certain complex transactions, known issues under discussion with tax authorities or transactions yet to be settled in court. As a result, the Bank maintains a tax provision for contingencies and regularly assesses the adequacy of this tax provision.

        Future income taxes are recorded to account for the effects of future taxes on transactions occurring in the current period. The accounting for future income taxes also requires judgement in the following key situations:

  •
  Future tax assets are assessed for recoverability. The Bank records a valuation allowance when it believes based on all available evidence, that it is not more likely than not that all of the future tax assets recognized will be realized prior to their expiration. The amount of the future income tax asset recognized and considered realizable could, however, be reduced in the near term if projected income is not achieved due to various factors such as unfavourable business conditions.

  •
  Future tax assets are calculated based on tax rates to be applied in future periods. Previously recorded tax assets and liabilities need to be adjusted when the expected date of the future event is revised based on current information.

  •
  The Bank has not recognized a future income tax liability for undistributed earnings of certain international operations as it does not plan to repatriate them. Estimated taxes payable on such earnings in the event of repatriation would be $206 million at October 31, 2003.

Valuation of investment securities

        Under Canadian generally accepted accounting principles (GAAP), investment securities are carried at cost or amortized cost and are adjusted to net realizable value to recognize other than temporary impairment. The determination of whether or not other than temporary impairment exists is a matter of judgement. The Bank's management reviews these investment securities regularly for possible other than temporary impairment and this review typically includes an analysis of the facts and circumstances of each investment and the expectations for that investment's performance. Specifically, impairment of the value of an investment may be indicated by conditions such as a prolonged period during which the quoted market value of the investment is less than its carrying value, severe losses by the investee in the current year or current and prior years, continued losses by the investee for a period of years, suspension of trading in the securities, liquidity or going concern problems of the investee or a current fair value of the investment that is less than its carrying value.

16        TD BANK FINANCIAL GROUP ANNUAL REPORT 2003 - Management's Discussion and Analysis

        When a condition indicating an impairment in value for an investment has persisted for a period of three to four years, there is a general presumption that there has been a loss that is other than temporary in nature. This presumption can only be rebutted by persuasive evidence to the contrary.

Accounting for securitizations

        There are two key determinations relating to the accounting for securitizations. For bank-originated securitized assets, a decision must be made as to whether the securitization should be considered a sale under Canadian GAAP. Canadian GAAP requires that specific criteria be met for the Bank to have surrendered control of the assets and thus recognize a gain on sale. For instance, the securitized assets must be isolated from the Bank and put beyond the reach of the Bank and its creditors, even in bankruptcy or other receivership. The second key determination is whether the special purpose entity (SPE) should be consolidated into the Bank's financial statements. Current Canadian GAAP requires consolidation of SPEs only when the Bank retains substantially all the residual risks and rewards of the SPE. In addition, if the SPE's activities are sufficiently restricted to meet certain accounting requirements, the SPE should not be consolidated by the Bank. Under current Canadian GAAP, all of the Bank-originated assets transferred to SPEs meet the criteria for sale treatment and non-consolidation. However, it should be noted that the Canadian Institute of Chartered Accountants (CICA) has issued a new accounting guideline entitled the Consolidation of Variable Interest Entities (VIEs). The guideline introduces a new consolidation model which determines control (and consolidation) based on the potential variability of gains and losses of the entity being evaluated. The guideline is effective for the Bank beginning in fiscal 2005 and may result in the consolidation of certain VIEs. See Note 26 of the Bank's Consolidated Financial Statements for more details.

Valuation of goodwill and intangible assets

        Under Canadian GAAP, goodwill is not amortized, but is instead assessed for impairment at the reporting unit level on at least an annual basis. Goodwill is assessed for impairment using a two step approach with the first step being to assess whether the fair value of the reporting unit to which the goodwill is associated is less than its carrying value. When the fair value of the reporting unit is less than the carrying value, a second impairment test is performed. The second test requires a comparison of the fair value of goodwill to its carrying amount. If the fair value of goodwill is less than its carrying value, goodwill is considered impaired and a charge for impairment must be recognized immediately. The fair value of the Bank's reporting units are determined from internally developed valuation models that consider various factors such as normalized and projected earnings, price earnings multiples and discount rates. The Bank's management uses judgement in estimating the fair value of reporting units and imprecision in estimates can affect the valuation of goodwill.

        Intangible assets that derive their value from contractual customer relationships or that can be separated and sold, and have a finite useful life are amortized over their estimated useful life. Determining the estimated useful life of these finite life intangible assets requires an analysis of the circumstances and judgement by the Bank's management. Finite life intangible assets are tested for impairment whenever circumstances indicate that the carrying value may not be recoverable. See Note 5 to the Bank's Consolidated Financial Statements for more details.

Accounting for pensions and post-retirement benefits

        The Bank's pension and post-retirement benefits obligation and expense is dependent on the assumptions used in calculating these amounts. The actuarial assumptions are determined by management and are reviewed annually by management and the Bank's actuaries. These assumptions include the discount rate, the rate of compensation increase, the overall health care cost trend rate and the expected long-term rate of return on plan assets. Differences between actual experience and the assumptions will result in increases or decreases in the Bank's pension and post-retirement benefits expense in future years. See Note 14 to the Bank's Consolidated Financial Statements for more details.

Controls and procedures

        During the year, the Bank enhanced its internal controls over financial reporting within Wholesale Banking through the creation of a new Middle Office group with the mandate to further develop cross-functional support for its derivatives businesses and to focus on enhancing infrastructure and controls. In addition, the Bank enhanced its controls in the financial reporting process through a detailed review of residual unallocated revenues and expenses in the Corporate segment. During the 2003 fiscal year, there have been no significant changes in the Bank's internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect the Bank's internal controls over financial reporting. However, the Bank is continually improving its infrastructure and controls.

        An evaluation was performed under the supervision and with participation of the Bank's management, including the President and Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of the Bank's disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission (SEC), as of the end of the period covered by this Annual Report. Based on that evaluation, the Bank's management, including the CEO and CFO, concluded that the Bank's disclosure controls and procedures were effective as of October 31, 2003.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2003 - Management's Discussion and Analysis        17

How our businesses performed

The Bank's operations and activities are organized around the following operating business segments: Personal and Commercial Banking, Wholesale Banking and Wealth Management.

Personal and Commercial Banking is a leader in Canada with approximately 10 million personal, small business, insurance and commercial customers. Under the TD Canada Trust brand, the retail operations provide a full range of financial products and services to our personal and small business customers — anywhere, anytime — through the telephone, the web, more than 2,600 automated banking machines, and our network of 1,065 branches conveniently located across the country offering the best banking hours in the business. TD Commercial Banking provides lending, deposit, savings and investment products to Canadian businesses, plus a full range of day-to-day banking, cash management, trade and treasury services.

        Wholesale Banking serves a diverse base of corporate, government and institutional clients in key financial markets around the world. Under the TD Securities brand, Wholesale Banking provides a full range of capital markets and investment banking products and services that include:

  •
  Advice on corporate strategy and mergers and acquisitions;

  •
  Underwriting and distributing loan, debt and equity products;

  •
  Structuring tailored risk management solutions; and

  •
  Executing financial transactions.

        Wealth Management offers investors a wide array of investment products and services. It is one of Canada's largest asset managers, advisors and distributors of investment products; providing mutual funds, pooled funds, segregated account management, full-service brokerage services and self-directed investing to retail, mass affluent and private client segments. In addition, investment management services are provided to pension funds, corporations, institutions, endowments, and foundations. TD Waterhouse discount brokerage serves customers in Canada, the United States and the United Kingdom. Wealth Management has assets under management of $113 billion and assets under administration of $267 billion. TD Mutual Funds offers 62 retail mutual funds and 30 managed portfolios for Canadian investors.

        Results of each business segment reflect revenues, expenses, assets and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on cash basis net income, return on average invested capital and economic profit. Cash basis results exclude non-cash charges related to goodwill and intangible amortization from business combinations. Segmented information also appears in Note 21 of the Bank's Consolidated Financial Statements.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2003 - Management's Discussion and Analysis        19

Personal and Commercial Banking

A leader in personal and commercial banking in Canada with approximately 10 million personal, small business, insurance and commercial customers.

Overall business strategy

  •
  Deliver superior service and a premium brand-based customer experience.

  •
  Leverage premium customer experience to achieve superior financial results over the long-term through:

  •
  Better customer retention.

  •
  Better customer attraction.

  •
  Increased share of business from current customers.

  •
  Grow under-penetrated businesses at above average growth rates:

  •
  Commercial banking.

  •
  Small business banking.

  •
  Insurance.

  •
  Maintain a core competency in expense management.

  •
  Disciplined execution of strategy and operational excellence.

Challenges in 2003

  •
  Contraction in net interest margins due to a combination of rate environment, competitive pricing and customer preferences.

  •
  Modest decline in personal market share.

  •
  Lower branch revenue from sales of wealth management products due to instability in equity markets earlier in the year.

2003 Highlights

  •
  Earnings growth of 15% driven by a three percentage point spread between revenue and expense growth.

  •
  Completed a series of process re-engineering initiatives to permanently lower our cost base in order to meet earnings targets despite declining net interest margins.

  •
  Reduced personal lending credit losses and delinquency rates through improvements in credit adjudication and collection processes.

  •
  Achieved a new high in customer satisfaction, as measured by our Retail Customer Satisfaction Index (CSI).

  •
  Acquired 57 branches and 144,000 customers from Laurentian Bank on October 31, 2003 adding approximately $2 billion to both lending and deposit volume.

Business outlook and focus for 2004

        Revenue growth is expected to continue to be challenging given the competitive environment. Accordingly, our focus for the coming year will be to:

  •
  Improve customer attraction rates and increase share of business with our current customers:

  •
  Increase focus on growing personal chequing accounts.

  •
  Improve cross-sell rates by building on early successes with a recently introduced sales-prompt system.

  •
  Grow commercial and small business deposit revenue at above average rates.

  •
  Grow insurance revenue at double-digit growth rates.

  •
  Continue to keep expense growth below revenue growth:

  •
  Continue to invest in process re-engineering to reduce errors and lower costs.

  •
  Manage everyday costs by eliminating duplication and redundancy.

  •
  Achieve expense synergies by using our extensive branch merger experience to integrate the Laurentian branches into the TD Canada Trust network.

  •
  Continue to build an enhanced retail risk management platform with a staged implementation over the next two years to further lower credit losses and improve pricing for risk.

  •
  Consider further strategic acquisitions and investments that will grow our franchise.

Review of financial performance 2003

        Personal and Commercial Banking reported strong earnings growth in 2003 following modest growth in 2002. Cash basis net income of $1,277 million for 2003 increased by $163 million or 15% from the prior year. A three percentage point spread between revenue and expense growth, lower credit losses and a lower tax rate combined to improve earnings significantly year-over-year. Cash basis return on average invested capital increased to 18.5% from 16.8% last year as earnings growth exceeded the modest 4% increase in invested capital. Personal and Commercial Banking continued to drive growth in shareholder value by generating economic profit of $639 million during the year, an improvement of $201 million over last year after a one percentage point reduction in the rate charged for invested capital.

        Total revenue grew 2% in 2003 compared with the prior year. Solid real estate secured lending and deposit volume growth, higher transaction-based fees, and strong growth in insurance income were the main contributors to revenue growth. Revenue growth was reduced by lower net interest margins, lower branch sales of Wealth Management products and a contraction in commercial lending volume.

20        TD BANK FINANCIAL GROUP ANNUAL REPORT 2003 - Management's Discussion and Analysis

        Personal lending average volume, including securitization, grew $7 billion or 7%, primarily from real estate secured lending, and personal deposit volume grew $4 billion or 5%. Business deposits grew by $3 billion or 13% and originated gross domestic insurance premiums grew by $295 million or 27%. Business loans and acceptances contracted by $1 billion or 6%. As of August 2003, our overall personal market share (loans, deposits and mutual funds) was 21.05%, slightly lower than the 21.25% in fourth quarter of 2002. We experienced modest market share declines in personal lending and personal deposits and increased share in mutual funds.

        Margin on average earning assets decreased from 3.42% to 3.28% due to a combination of rate environment, competitive pricing and customer preference. Core deposit margins narrowed from the impact of the low interest rate environment while competitive pricing has reduced margins on mortgages and term deposits. In addition, customer preference has weighted volume growth toward lower margin products such as the Guaranteed Investment Account and fixed-rate mortgages and home equity lines of credit.

        Credit quality improved over last year in personal lending and remained strong in small business and commercial banking. Provision for credit losses decreased by $45 million or 9% reflecting the continued improvement in retail lending processes. Provision for credit losses as a percent of lending volume improved to .36% from .41% last year.

        Cash basis expenses decreased by $38 million or 1% compared with last year. Expense synergies from branch mergers and from process improvements that were started following the branch and systems conversions in 2002 contributed to a 1,400 or 5% decrease in average full-time equivalent personnel over last year. The branch merger program is now complete with 32 mergers carried out during 2003 following 238 mergers over the previous two years. These savings in personnel costs were offset in part by increases in salaries and employee benefits, severance costs and variable expenses associated with strong volume growth in real estate secured lending and insurance products. In addition, up-front costs were incurred on the closure of 118 Wal-Mart in-store branches towards the end of the year. As a result of the actions taken to improve operational efficiency, the cash basis efficiency ratio for the year improved to 58.8%, two percentage points better than last year.

Review of financial performance 2002

        Personal and Commercial Banking reported modest 2% growth in cash basis earnings in 2002 following strong growth in earnings during 2001. Total revenue grew 2% in 2002 compared with 2001. Core deposits, business deposits, credit cards and insurance were the main contributors to revenue growth. Growth in cash basis expenses was limited to 1% in 2002 compared with the prior year. Expenses in 2001 were impacted by costs associated with the conversion of the branch network and systems. During 2002, expense synergies were realized through branch mergers, however investments were made in customer service and process improvement initiatives following the conversions. Higher rates of expense growth were experienced in pension and benefit costs as well as in fast growing TD Meloche Monnex. The cash basis efficiency ratio for 2002 was 60.7%, an improvement of .8 percentage points over 2001. The provision for credit losses for 2002 of $505 million was $125 million or 33% higher than 2001. Approximately half of this increase was from small business and commercial lending returning to more normal loss levels following low losses in 2001. Losses in 2002 also included the impact of processing and collection issues that arose following conversion.

Financial results of key product segments within Personal and Commercial Banking

Real estate secured lending

  •
  Offers mortgages and home equity secured lines of credit through branches and other sales channels.

  •
  Highlights for 2003 include:

  –
  Growth of average real estate lending volumes of $6 billion, a 7% increase over 2002 average volumes. Improved new lending origination volume by 18% over 2002 and improved the mortgage retention rate by four percentage points.

  –
  Introduced industry leading automated property valuation on both mortgages and home equity lines of credit designed to both save the customer money and enhance their real estate credit experience.

  –
  Launched the new five year Best Rate Mortgage — a fixed price "no haggle" product guaranteeing a comfortable customer experience at market competitive rates.

  –
  Strong migration from mortgages to home equity lines of credit as customers responded to this superior product and service offering.

  •
  Fiscal 2003 demonstrated continued buoyancy in real estate in both home purchase and refinance activity.

  •
  The industry will continue to be extremely competitive due to historical low interest rates and the emergence of non-traditional and third party mortgage providers. Competitive pricing reduced net interest margins throughout 2003 and further compression is expected in 2004.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2003 - Management's Discussion and Analysis        21

1
Other revenue includes internal commissions on sales of mutual funds and other Wealth Management products, fees for foreign exchange, safety deposit box rentals and other branch services. The funding costs for the Canada Trust acquisition is also included in Other. Revenues in 2001 also include certain revenues that are of a non-recurring nature.

•
Objectives for 2004 are to grow volume and maximize revenue by enhancing the customer's real estate financing experience through improvements in the application and legal process and by continuing to offer customers a full range of options between traditional mortgage products and home equity lines of credit.

Personal deposits

  •
  Offers a complete range of Canadian and U.S. dollar chequing, savings and term investment vehicles designed to promote primary banking relationships, retirement savings and retirement income options.

  •
  During 2003, the industry experienced strong growth in personal deposits at a rate of over 6% with growth primarily in more liquid investment vehicles. Core deposit margins narrowed due to the impact of the low rate environment and customer preference, which weighted volume growth towards the Guaranteed Investment Account. Term deposit margins narrowed due to competitive pricing in short-term products. Further compression in term deposit margins may occur in 2004 however core deposit margins are expected to be stable.

  •
  Experienced a modest market share decline in short-term deposits in a competitive rate environment, but kept the number one position in personal deposit market share with growth in both non-term and term volumes of 7% and 4%, respectively.

  •
  Continued moderate growth in term deposit volumes in 2004 is expected. Non-term volumes are projected to grow at a slower rate. An increased emphasis will be placed on growing personal chequing acccounts to compensate for the projected slow down in volume growth.

Consumer lending

  •
  Offers Lines of Credit, Loans, Overdraft Protection products and a wide selection of Visa credit cards including Classic, Premium and Rewards cards such as the GM Visa card and the TD Gold Travel Visa card.

  •
  Revenue from credit cards grew by 9% on 7% growth in both outstandings and purchase volumes while revenues from other products were up 3% on 1% volume growth.

  •
  Credit quality improved due to better adjudication and collection processes. Provision for credit losses as a percent of consumer lending volume improved to 1.98% from 2.14% last year.

  •
  The tighter adjudication standards contributed to the relatively low volume growth in unsecured lending which in turn had a negative impact on market share.

  •
  Consumers responded positively to the TD Gold Travel "travel on your terms" rewards feature, as evidenced by both new account growth and increased card usage.

  •
  Deepening relationships with existing customers, building on the Gold Travel Visa momentum and continuing to build an enhanced risk management platform will be the key initiatives in 2004.

Small business banking and merchant services

  •
  Small business banking's focus is on quick and efficient delivery of deposit, lending and cash management services across the breadth of the entire branch network. With longer hours, any branch banking, dedicated service tellers and a top ranked internet service, superior access and service is provided to small business customers.

  •
  Merchant services is a premier debit and credit payment solution provider providing point-of-sale technology and 24/7 support service to over 85,000 merchant locations across Canada.

  •
  Revenue from small business deposits grew 7% on 10% volume growth and reduced margins while lending revenue was up 7% on 6% volume growth. Lending market share improved to 16.58% from 16.04% last year.

  •
  In 2004 focus will be on continued sales growth and retention.

Commercial banking

  •
  Offers lending, deposit, savings and investment products to medium-sized businesses plus a full range of day-to-day banking, cash management, trade and treasury services.

  •
  Continued momentum in the growth of commercial deposits, which increased by 16%.

  •
  Continued expansion of web capability that began in 2002. More than 50% of clients exclusively access cash management services through the internet.

  •
  A concerted effort to improve service quality delivered through the branch network has resulted in a substantial increase in Customer Satisfaction Index (CSI) scores based on direct customer feedback.

  •
  Average lending volumes decreased by 10% as continuing concern about the pace of economic recovery had a negative impact on business investment plans. The sale of the commercial leasing portfolio earlier in the year also reduced lending volumes.

  •
  Loan losses continue to be managed within acceptable limits and, based on our internal risk ratings, the overall risk profile of the portfolio has improved from one year ago.

22        TD BANK FINANCIAL GROUP ANNUAL REPORT 2003 - Management's Discussion and Analysis

  •
  Focus in 2004 will be to grow relationships and revenue through a more structured and accountable sales effort as well as increased referrals from retail branches.

Insurance

        Offers a broad range of insurance products through the TD Insurance and TD Meloche Monnex brands, including credit protection coverage on TD Canada Trust lending products.

TD Life Group

  •
  Provides life and health insurance protection to 1.6 million customers.

  •
  Insurance cross-sell success continues to improve; more than six out of every ten new credit products sold are life insurance protected.

  •
  Premiums collected grew by 13% year-over-year.

  •
  A key priority will be continued growth in critical illness insurance.

TD Meloche Monnex

  •
  As the largest group insurer for home and automobile insurance in Canada, TD Meloche Monnex reached the billion-dollar level in written premiums in 2003, representing growth of 33% over last year. This milestone reflects the combined operations of the two brands TD Meloche Monnex and TD Insurance Home and Auto, representing over 600,000 individual clients. The company's unique business model is focused on affinity agreements with professional and university alumni organizations as well as employer groups.

  •
  Despite a difficult year for the personal property and casualty industry in 2003, TD Meloche Monnex grew net revenue by 16% over the prior year. The company also reduced its direct expense ratio to 19%, best among major insurers in Canada, resulting in further growth in underwriting profit.

  •
  For 2004, amid uncertainties in the provincial regulatory environment, the goal is to maintain above-average growth by remaining the leader in chosen markets, maintaining a low expense ratio and continuing to offer quality service and products.

TD Insurance

  •
  Under the TD Insurance brand, insurance products are provided to TD clients through a direct marketing approach based on e-commerce, direct mail and telephone.

  •
  With its web-based applications firmly in place, e-commerce is now responsible for a significant part of new automobile, home, and individual life insurance sales.

  •
  The goal for 2004 is for continued strong growth in the TD customer market and direct marketing sales, particularly benefiting from e-commerce initiatives.

Personal and Commercial Banking

(millions of dollars)	2003	2002	2001
Net interest income (TEB)	$4,086	$4,058	$3,951
Other income	1,803	1,710	1,688

Total revenue	5,889	5,768	5,639
Provision for credit losses	460	505	380
Non-interest expenses excluding non-cash goodwill/intangible amortization	3,463	3,501	3,467

Income before provision for income taxes	1,966	1,762	1,792
Provision for income taxes (TEB)	689	648	702

Net income — cash basis	$1,277	$1,114	$1,090

Selected volumes and ratios
Average loans and acceptances (billions of dollars)	$104	$98	$91
Average deposits (billions of dollars)	$110	$103	$97
Economic profit (millions of dollars)	$639	$438	$360
Return on average invested capital — cash basis	18.5%	16.8%	16.7%
Efficiency ratio — cash basis	58.8%	60.7%	61.5%
Margin on average earning assets including securitized assets	3.28%	3.42%	3.38%

Economic outlook

        A strengthening in the Canadian economy should be supportive to personal and commercial banking activities in 2004. Economic growth is expected to accelerate to around 3% next year from below 2% in 2003. This performance for the economy should bring gains in personal income and corporate profits, which should generate increased day-to-day banking activity. Rising economic activity may also increase demand for loans. However, an improvement in investor confidence may cause non-term deposits to decline, as individuals and firms redeploy some of the large cash holdings they have accumulated over the past few years into other investments.

        Although some moderation is expected in housing markets, the level of activity should remain strong, which is good news for real estate secured lending and home-related insurance. Auto sales are also expected to remain firm, implying healthy demand for auto-related insurance. Lastly, small business banking is likely to benefit from the fact that small businesses tend to outperform larger businesses during the early stages of a rebound in economic growth. See page 32 for discussion of factors that may affect future results.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2003 - Management's Discussion and Analysis        23

Wholesale Banking

A leading Canadian wholesale bank serving corporate, government and institutional clients around the world.

Overall business strategy

  •
  Invest in businesses that support the needs of core customers and provide opportunities for increasing economic profit.

  •
  Deliver full suite of capital market services for our established customer base in Canada.

  •
  Operate as a niche investment bank outside of Canada by leveraging product capabilities or sector expertise.

  •
  Selectively use credit to support high return relationships.

  •
  Reduce non-core corporate lending risk.

Challenges in 2003

  •
  Weak business environment with lower corporate financing and structuring activity.

  •
  Poor performance of the equity options business amid difficult market conditions led to a restructuring.

  •
  Responding proactively to stronger governance requirements from investors and regulators.

2003 Highlights

  •
  Improved Canadian investment banking rankings and market share.

  •
  Strengthened global product distribution capabilities.

  •
  Used credit more effectively by focusing on client profitability while strengthening the franchise.

  •
  Significantly reduced the non-core loan portfolio.

  •
  Reduced risk in the core loan portfolio by purchasing protection.

  •
  Reduced market risk levels.

  •
  Rationalized under-performing and non-strategic businesses.

Business outlook and focus for 2004.

        Credit and equity markets improved substantially in 2003 and we are optimistic that corporate activity levels will continue to recover in 2004. Our focus in 2004 is to:

  •
  Continue to increase market share in our Canadian franchise.

  •
  Continue to implement our niche product and sector based strategy globally.

  •
  Continue to enhance our risk and control infrastructure.

  •
  Continue to aggressively reduce the non-core loan portfolio.

  •
  Achieve return on average invested capital target of 18% to 20% in the core business.

Review of financial performance 2003

        Wholesale Banking reported cash basis net income of $363 million in 2003 compared with a net loss of $657 million in 2002. Return on average invested capital was 8.2% compared with (16.1)% last year. Economic loss was $193 million in 2003 compared with $1,192 million in 2002. The improved performance in 2003 is primarily a result of the significant reduction in credit losses as compared with 2002, but includes a $289 million after-tax charge for the restructuring and goodwill impairment of the equity options business and the effects of running off the non-core portfolio.

        Wholesale Banking revenues are derived primarily from corporate banking, investment banking and capital markets and investing activities. Revenues declined 18% from 2002 to $2,177 million. The non-core portfolio incurred losses on asset sales and derivative positions of $113 million. Capital markets revenues, which include advisory, underwriting, trading, facilitation and execution services businesses decreased by $198 million compared with 2002. This was largely a result of reduced trading revenue from our structured products businesses.

        Provisions for credit losses reversed from a $2,490 million charge in 2002 to an $80 million release of sectoral allowances in 2003. The 2002 allowance included $1,450 million of sectoral provisions relating to loans in the non-core portfolio. The sectoral allowance balance was $541 million at the end of 2003, compared with $1,285 million at the end of 2002. No credit losses were incurred in the core lending portfolio in 2003.

        Non-interest expenses increased 43% to $1,761 million in 2003. The equity options business restructuring charge and goodwill write-off in 2003 had a combined impact of $422 million. The remaining increase includes costs of streamlining the core operations in Wholesale Banking, charges for systems write-offs, real estate downsizing and a legal provision in the non-core portfolio and higher variable compensation expenses compared with 2002.

        Fiscal 2003 was a very satisfying year for Wholesale Banking. We repositioned the business to focus on our core strengths

24        TD BANK FINANCIAL GROUP ANNUAL REPORT 2003 - Management's Discussion and Analysis

and strategy to deliver consistent lower risk earnings, implemented stricter limits around credit exposures and industry concentrations and reduced the non-core lending portfolio with no additional negative impact on earnings.

Review of financial performance 2002

        Financial results for 2002 were adversely affected by weak credit conditions and a strained operating environment resulting from heightened investor concerns over corporate governance issues and lingering geopolitical risks. On a cash basis, Wholesale Banking reported a net loss of $657 million in fiscal 2002 compared with net income of $926 million in the prior year. The decline was due primarily to an increase in provisions for credit losses, which had an after-tax impact of approximately $1,400 million. Significant declines in trading volumes, deterioration in equity markets, widening credit spreads and weak corporate activity led to lower revenues in 2002. Total revenue was $2,668 million, a decline of $495 million or 16% from revenues of $3,163 million in 2001. Provisions for credit losses rose sharply to $2,490 million in 2002, a $2,163 million increase from $327 million in 2001. The increase was mainly related to significant credit deterioration in the telecommunications and utility sectors, exposures to companies impacted by malfeasance and the fallout from the political instability in Argentina. During fiscal 2002, we established $1,450 million of sectoral provisions related to loans in the non-core portfolio. At the end of fiscal 2002, we had drawn down $185 million of the sectoral allowance to establish specific allowances. Cash basis expenses of $1,235 million in 2002 were $138 million below 2001 expenses of $1,373 million. The decline in expenses was driven by lower variable compensation, offset partially by additional investment in technology and risk management.

Financial results of key product segments within Wholesale Banking

        Corporate banking revenue declined 57% from $752 million in 2002 to $326 million in 2003. This decrease reflects; (i) the reclassification of $11.2 billion in loans and acceptances (greater than 50% of the total loan portfolio) to the non-core portfolio at the beginning of 2003; (ii) higher costs incurred in 2003 for credit protection against the core loan portfolio; and (iii) lower assets in the core loan portfolio due to lower corporate loan activity.

        Investment banking and capital markets revenues declined 11% from $1,757 million in 2002 to $1,559 million in 2003. Investment banking and underwriting revenues increased over last year reflecting better market conditions and an improvement in our franchise rankings and market share. These gains were offset by weaker trading performance in our structured product businesses reflecting reduced corporate activity levels in structured transactions and lower market volatility.

        The equity investment portfolios, comprised of public and private equity, had marginally lower revenue in 2003 on reduced net security gains. Taking into account the increase in the unrealized gains in the portfolio from $228 million at the end of 2002 to $429 million at the end of 2003, the overall portfolio had significantly improved results in 2003 compared to 2002.

        The non-core portfolio was established at the end of fiscal 2002, representing just over half our total lending portfolio at the time with a majority of the exposures in communications and utilities and almost exclusively outside of Canada. A key criteria in segregating the loan portfolio between core and non-core was total client relationship returns. The non-core portfolio represents accounts on which the risk-return relationship were unsatisfactory. The non-core portfolio strategy is to proactively manage down the portfolio as quickly as possible in a manner which optimizes shareholder returns, leading to the eventual redeployment of this capital. We aggressively reduced the size of the portfolio from $11.2 billion to $4.2 billion at the end of 2003, releasing approximately $600 million in invested capital and $8 billion in risk-weighted assets. During 2003, the non-core portfolio generated $136 million of revenue, net of $113 million of losses on derivative and loan sales, and after reflecting a release of $80 million in sectoral allowances reported net income of $103 million.

        The Bank was a provider of financial services to the Enron group of companies, a former relationship now in the non-core portfolio. With the bankruptcy of Enron, the Bank, like many other financial institutions, has become involved in a number of regulatory investigations and lawsuits. The Bank is in the early stages of these investigations and lawsuits and the outcome is uncertain at this time. While the Bank considers that its actions were legal and consistent with market practices at the time, it has recognized that the environment for the provision of financial services has changed in light of Enron and other cases of corporate malfeasance and consequently is adapting its corporate finance processes to meet changing expectations.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2003 - Management's Discussion and Analysis        25

Wholesale Banking

(millions of dollars)	2003	2002	2001
Net interest income (TEB)	$1,508	$1,505	$898
Other income	669	1,163	2,265

Total revenue	2,177	2,668	3,163
Provision for credit losses	(80)	2,490	327
Non-interest expenses excluding non-cash goodwill amortization	1,761	1,235	1,373

Income (loss) before provision for (benefit of) income taxes	496	(1,057)	1,463
Provision for (benefit of) income taxes (TEB)	133	(400)	537

Net income (loss) — cash basis	$363	$(657)	$926

Selected volumes and ratios
Average loans and customers' liabilities under acceptances (billions of dollars)	$17	$25	$29
Risk-weighted assets (billions of dollars)	$45	$62	$66
Economic profit (loss) (millions of dollars)	$(193)	$(1,192)	$360
Return on average invested capital — cash basis	8.2%	(16.1)%	21.7%
Efficiency ratio — cash basis	80.9%	46.3%	43.4%

Economic outlook

        An improvement in business confidence, combined with solid, but not spectacular gains in corporate profits, should lead to increased client demand for wholesale banking services in 2004. Improved financial conditions may lead to higher trading volumes. The rebound in equity markets from their October 2002 lows and a rising trend in bond yields are also supportive to new equity issuance. The advance in corporate profits should improve credit conditions and may cause additional merger and acquisition activity. One factor that will constrain the growth in corporate profits and significantly affect the relative performance of various Canadian industries next year will be the fall out from the rapid appreciation in the Canadian dollar in 2003. The unprecedented increase in the exchange rate will be a boon to importers, but a major hurdle for exporters. However, the U.S. economy is poised to deliver a strong performance in 2004. As a result, the impact of the stronger Canadian dollar on exporters may be offset to some extent by increased U.S. demand for Canadian goods and services. A further weakening in the U.S. dollar may occur in 2004, which could dampen demand for U.S. financial assets and provide an additional lift to trading volumes in Canadian dollar assets. See page 32 for discussion of factors that may affect future results.

26        TD BANK FINANCIAL GROUP ANNUAL REPORT 2003 - Management's Discussion and Analysis

Wealth Management

One of Canada's largest asset managers, advisors and distributors of investment products. Through our Discount Brokerage channels, we service customers in Canada, the United States and the United Kingdom.

Overall business strategy

        To develop a more integrated, strong, asset gathering, client-focused organization, thereby increasing its contribution to shareholder value. Wealth Management will continue to leverage technology to improve the customer experience and increase operational efficiency. In addition, TD Waterhouse International will focus on building critical mass in order to improve returns.

Challenges in 2003

  •
  Market fluctuations and investor uncertainty during the first half of 2003 put pressure on discount brokerage trading activity, advice based businesses and mutual fund assets under management. Market conditions and profitability have improved during the second half of 2003 and we are hopeful that investor confidence will continue to improve in 2004.

  •
  Due to limited growth opportunities, TD Waterhouse Australia was sold to Commonwealth Bank Australia Group. Joint venture agreements have also been renegotiated to reduce TD Waterhouse International's ownership. The combined effect of these actions will improve earnings in 2004.

  •
  The restructuring of TD Waterhouse International in the second quarter resulted in goodwill write downs and restructuring charges of $339 million. The restructuring has also helped position TD Waterhouse International to achieve breakeven results in 2004.

2003 Highlights

  •
  Assets under administration increased $33 billion from 2002 as a result of business and market growth.

  •
  For the second straight year, TD Waterhouse U.S.A. was ranked #1 basic discount broker by SmartMoney, The Wall Street Journal's Magazine of Personal Business, in its annual survey of brokerage firms.

  •
  TD Waterhouse U.K. was named Best Online Broker by Shares magazine. Strengths identified by readers of the magazine were the speed and accuracy of trade execution.

Business outlook and focus for 2004

        The restructuring of the TD Waterhouse International operations and the aggressive cost control process across all of the Wealth Management operations have set the stage for growth in 2004. Key areas of focus for 2004 are:

  •
  Continued concentration on asset growth in order to drive revenue.

  •
  Maintain cost reduction/containment strategy in order to improve efficiency of operations.

  •
  Build a robust infrastructure to support an integrated domestic Wealth offering and achieve competitive advantage in all domestic Wealth businesses.

Review of financial performance 2003

        Wealth Management lost $75 million in 2003. Included in these results was $339 million relating to write downs and restructuring costs within TD Waterhouse International. The remaining Wealth Management income was higher as a result of the higher business volumes in the second half of the year and the focus on cost containment. The cash basis return on average invested capital for the year was (3.6)% compared with 3.7% in 2002. The economic loss for the year was $476 million compared with $298 million in 2002.

        Total revenue increased $14 million. The increase in revenue resulted from higher business volumes across the Wealth Management businesses. Growth in revenue was hampered by the impact of the higher Canadian dollar on U.S. results and a $39 million write down related to the TD Waterhouse International joint ventures.

        Cash basis expenses increased $185 million from 2002. Included in these expenses were $300 million of restructuring and goodwill impairment charges for TD Waterhouse International. The remaining expenses decreased due to the focus on cost containment. The strong Canadian dollar also contributed to the decline in U.S. expenses. The benefits of the International restructuring were already evident as TD Waterhouse International broke even in the fourth quarter.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2003 - Management's Discussion and Analysis        27

        Total assets under management (AUM) of $113 billion, increased $1 billion from October 31, 2002. Assets under administration (AUA) of $267 billion increased $33 billion from October 31, 2002 due to higher market levels, the growth in the Investment Advice and Financial Planning channels and significant referrals from the retail bank.

Review of financial performance 2002

        Wealth Management reported moderately lower earnings in 2002 compared with 2001. Cash basis net income of $125 million was $11 million or 8% lower than the prior year. Fee-based revenue declined $83 million or 5%, primarily due to the significant market declines, which reduced trading volumes in our discount brokerage business and impacted asset-based fees. In addition, narrower spreads and lower margin loan balances reduced net interest income by 9% to $426 million. Cash basis expenses decreased $104 million or 5% in 2002 compared with 2001 in spite of continued investment in our Financial Planning business, rebranding TD Waterhouse Canada to include Investment Advice and Financial Planning and continued growth internationally of the discount brokerage business. Total AUM decreased by 6%, as negative markets and reduced institutional mandates resulted in ending AUM of $112 billion. Additionally, AUA ended 2002 at $234 billion down by 2% from the prior year.

Financial results of key product segments within Wealth Management

        TD Waterhouse discount brokerage is a leader in self-directed investing, serving customers in Canada, the United States and the United Kingdom. Significant events during the year included:

  •
  The restructuring of the International operations, including the sale of TD Waterhouse Australia and write downs and restructuring provisions totaling $339 million, have positioned TD Waterhouse International to achieve at least breakeven results for 2004.

  •
  Fluctuating trade volumes due to world events and investor uncertainty resulted in continued revenue challenges into the middle of 2003. Increased market activity and investor confidence in the second half of the year generated improved results.

  •
  A significant reduction in the cost basis of operations allowed us to lower the breakeven point and position ourselves to quickly realize the benefits of market improvements.

        Revenue decreased by $13 million or 1%, including $39 million related to the joint venture write downs. While global trading volumes decreased from the prior year, an increase in trading activity in North America and higher fee based revenue in all markets contributed to offset the decline in revenue due to foreign exchange and the reduction in revenue from the sale of TD Waterhouse Australia. Expenses increased $149 million or 11%, including the $300 million of restructuring expenses and goodwill impairment charges. The remaining expenses declined due to cost cutting initiatives, the impact of the sale of TD Waterhouse Australia, and the foreign exchange effect on U.S. dollar results.

        TD Mutual Funds is the seventh largest mutual fund family in Canada with $31 billion in AUM at October 31, 2003. Although difficult markets in the first part of the year hampered sales activity and AUM growth, the improvement in the capital markets in the second half of the year contributed to the 7% or $13 million increase in year-over-year revenue. Expenses decreased $9 million due to a focus on cost control.

        TD Private Client Group includes trust services, private banking and Private Investment Counsel. Despite increases in customer assets, revenues decreased by 3% or $4 million, to $152 million in 2003 primarily due to declines in Estate and Trusts and Private Investment Counsel. Cost control resulted in an $11 million reduction in expenses in Private Client Group businesses.

        TD Asset Management is recognized as one of the largest quantitative managers in the country. Services provided include investment management to pension funds, corporations, institutions, endowments and foundations. Despite the challenging market environment, revenues improved $2 million or 2% in 2003.

        TD Waterhouse Investment Advice provides full-service brokerage services to its retail customers throughout Canada. Although fiscal 2003 represented a challenging environment for the business, we continued to grow our sales force and AUA, resulting in revenue growth of $5 million. As a result of efforts to improve our competitive position, expenses increased by $45 million or 21% in 2003.

        TD Waterhouse Financial Planning continues to aggressively grow its front-line salesforce and invest in a comprehensive technology platform. As a result, revenues increased $11 million in 2003.

28        TD BANK FINANCIAL GROUP ANNUAL REPORT 2003 - Management's Discussion and Analysis

Wealth Management

(millions of dollars)	2003	2002	2001
Net interest income (TEB)	$431	$426	$468
Other income	1,746	1,737	1,820

Total revenue	2,177	2,163	2,288
Non-interest expenses excluding non-cash goodwill/intangible amortization	2,107	1,922	2,026

Income before provision for income taxes	70	241	262
Provision for income taxes (TEB)	145	116	120
Non-controlling interest in net income of subsidiaries	—	—	6

Net income (loss) — cash basis	$(75)	$125	$136

Selected volumes and ratios
Assets under administration (billions of dollars)	$267	$234	$240
Assets under management (billions of dollars)	$113	$112	$119
Economic profit (loss) (millions of dollars)	$(476)	$(298)	$(288)
Return on average invested capital — cash basis	(3.6)%	3.7%	4.2%
Efficiency ratio — cash basis	96.8%	88.9%	88.5%
Average trades per day (thousands)	102	103	120

Economic outlook

        Wealth Management is expected to benefit from improved investor sentiment, which reflects increased optimism about the economic outlook. Stronger economic growth in Canada, the United States and overseas should translate into higher corporate profits in the coming year. At the same time, improved economic growth and expectations of central bank rate hikes may push bond yields higher over the course of the next 12 months. However, central banks are expected to be slow to tighten monetary policy. Nevertheless, by late 2004 the Bank of Canada will be back in tightening mode, gradually raising the return investors receive on cash. This economic and financial backdrop is likely to translate into increased activity in all areas of Wealth Management.

        Wealth Management may also benefit from increased inflows stemming from the need of some defined benefit pension plans to increase their asset base. The use of more conservative assumptions about future rates of returns by institutional investors, including pension funds, could translate into increased demand for Wealth Management services. See page 32 for discussion of factors that may affect future results.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2003 - Management's Discussion and Analysis        29

Corporate

        The Corporate segment includes non-controlling interests in subsidiaries, certain gains on dispositions of businesses, real estate investments, the effect of securitizations, treasury management, general provisions for credit losses, certain taxable equivalent adjustments, corporate level tax benefits and residual unallocated revenues and expenses.

        During fiscal 2003, the Corporate segment had an operating cash basis net income of $2 million. The most significant factors contributing to this result were pre-tax income from the $157 million general allowances release in the fourth quarter 2003, interest income earned on income tax refunds of $55 million before tax in the third quarter 2003, securitization gain of $11 million after-tax in the third quarter 2003, and tax recoveries of $13 million in the third quarter 2003. This income was offset by a $39 million after-tax loss to address a previously unhedged non-trading U.S. dollar exposure arising from our U.S. dollar Visa business, a $30 million tax adjustment in the second quarter 2003 relating to lease write downs, as well as costs associated with net treasury activities and net unallocated revenues, expenses and taxes.

        During fiscal 2002, the Corporate segment had an operating cash basis net loss of $47 million. The most significant factors contributing to this result were net losses of $10 million related to transfer pricing differences, net treasury activities, and net unallocated revenues, expenses and taxes. The above net losses were offset by net earnings of $27 million from dispositions of businesses. Reported net loss for the Corporate segment was $15 million for fiscal 2002, and includes the special gain of $32 million after-tax related to the sale of the Bank's mutual fund record keeping and custody business.

Corporate

(millions of dollars)	2003	2002	2001
Net interest income	$(409)	$(689)	$(926)
Other income	206	279	324

Total revenue	(203)	(410)	(602)
Provision for credit losses	(194)	(70)	(87)
Non-interest expenses excluding non-cash goodwill/intangible amortization	261	96	59

Income (loss) before provision for (benefit of) income taxes	(270)	(436)	(574)
Provision for (benefit of) income taxes	(364)	(453)	(665)
Non-controlling interest in net income of subsidiaries	92	64	76

Net income (loss) — operating cash basis	$2	$(47)	$15

Special increase in general provision, net of income taxes	—	—	(208)
Gain on sale of mutual fund record keeping and custody business, net of income taxes	—	32	—
Gains on sale of investment real estate, net of income taxes	—	—	275
Restructuring costs, net of income taxes	—	—	(138)
Income tax expense from income tax rate changes	—	—	(75)

Net income (loss) — reported basis	$2	$(15)	$(131)

30        TD BANK FINANCIAL GROUP ANNUAL REPORT 2003 - Management's Discussion and Analysis

Corporate management

        The Corporate Management function of the TD Bank Financial Group is comprised of Audit, Compliance, Corporate and Public Affairs, Economics, Enterprise Technology Solutions (information technology), Finance, Human Resources, Legal, Marketing, Office of the Ombudsman, Real Estate, Risk Management and Security.

        Banking is an increasingly complex and challenging business. The demands and expectations of those with an interest in our business — customers, shareholders, employees, stock exchanges, governments and the community at large — are constantly changing, and continuing to earn their confidence remains a significant challenge.

        At the same time, the modern bank is a complex organization. Those who serve our 13 million global customers most directly in our three key businesses need strong and effective support from a wide range of functional groups, so that they can remain focused on the key priority of exceeding customer expectations.

        Corporate Management's mandate is to provide centralized advice and counsel and to design, establish and implement processes, systems and technologies to ensure that the Bank's key businesses operate efficiently, effectively and in compliance with all applicable regulations.

        From attracting and retaining the best people, to ensuring shareholders receive timely, transparent financial information, to designing and installing technology systems and managing risk, Corporate Management ensures we have the people, processes and tools to support our businesses, customers and shareholders.

        Among the significant challenges encountered in 2003 were those presented by evolving Canadian and international accounting, securities and regulatory standards concerning corporate governance and financial reporting. Several groups within the Corporate Management function contributed to ensuring that TD Bank Financial Group was able to anticipate and implement changes to comply with new standards and remain in the forefront of corporate governance in the banking and financial services industry.

        Another key responsibility of the function is to analyze potential risks and ensure that business continuance and resumption plans are in place against natural disasters and other business interruptions. This role was tested severely in 2003 with the SARS outbreak and power failure incidents in Ontario, mad cow disease and forest fire emergencies in western Canada and hurricanes in the Atlantic region. In each case, service disruptions and inconveniences to customers and communities were minimized.

        All of our customers, employees and shareholders benefit from the collective resources and capabilities of Corporate Management. Looking ahead to 2004, we will continue investing in these functions to ensure continued support of our businesses in enhancing customer satisfaction, increasing efficiency and ensuring effective controls.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2003 - Management's Discussion and Analysis        31

Factors that may affect future results

        As noted in the Caution regarding forward-looking statements on page 9 of this Annual Report, all forward-looking statements, by their very nature, are subject to inherent risks and uncertainties, general and specific, which may cause the Bank's actual results to differ materially from the expectations expressed in the forward-looking statements. Some of these factors are discussed below. Other factors, including strategic, credit, market, liquidity, interest rate, operational, regulatory and other risks are discussed in the Managing Risk section of this Annual Report starting on page 33 and in other regulatory filings made in Canada and with the U.S. Securities and Exchange Commission (SEC).

Industry factors

General business and economic conditions in the regions in which we conduct business

        The Bank operates in Canada, the United States, and other countries. As a result, the Bank's earnings are significantly affected by the general business and economic conditions in the geographic regions in which it operates. These conditions include short-term and long-term interest rates, inflation, fluctuations in the debt and capital markets, exchange rates, the strength of the economy, threats of terrorism and the level of business the Bank conducts in a specific region.

Monetary policy

        The Bank's earnings are affected by the monetary policies of the Bank of Canada and the Federal Reserve System in the United States and other financial market developments. Changes in the supply of money and the general level of interest rates can impact the Bank's profitability. A change in the level of interest rates affects the interest spread between the Bank's deposits and loans and as a result impacts the Bank's net interest income. Changes in monetary policy and in the financial markets are beyond the Bank's control and difficult to predict or anticipate.

Level of competition

        The Bank's performance is impacted by the level of competition in the markets in which it operates. The Bank currently operates in a highly competitive industry. Customer retention can be influenced by many factors such as the pricing of products or services, changes in customer service levels and changes in products or services offered.

Changes in laws and regulations

        Laws and regulations have been put in place by various governments and regulators to protect the financial and other interests of the Bank's customers, employees and shareholders. Changes to laws and regulations, including changes in their interpretation or implementation, could affect the Bank by limiting the products or services it can provide and increasing the ability of competitors to compete with its products and services. Also, the Bank's failure to comply with applicable laws and regulations could result in sanctions and financial penalties that could adversely impact its earnings and damage the Bank's reputation.

Accuracy and completeness of information on customers and counterparties

        The Bank depends on the accuracy and completeness of information about customers and counterparties. In deciding whether to extend credit or enter into other transactions with customers and counterparties, the Bank may rely on information furnished by them, including financial statements and other financial information. The Bank may also rely on the representations of customers and counterparties as to the accuracy and completeness of that information and with respect to financial statements, on the reports of auditors. The Bank's financial condition and earnings could be negatively impacted to the extent it relies on financial statements that do not comply with generally accepted accounting principles, that are materially misleading, or that do not fairly present, in all material respects, the financial condition and results of operations of the customers and counterparties.

Bank specific factors

New products and services to maintain or increase market share

        The Bank's ability to maintain or increase its market share depends, in part, on its ability to adapt products and services to evolving industry standards. There is increasing pressure on financial services companies to provide products and services at lower prices. This can reduce the Bank's net interest income and revenues from fee-based products and services. In addition, the widespread adoption of new technologies, including internet-based services, could require the Bank to make substantial expenditures to modify or adapt existing products and services. The Bank might not be successful in introducing new products and services, achieving market acceptance of its products and services, and/or developing and maintaining loyal customers.

Acquisitions

        The Bank regularly explores opportunities to acquire other financial services companies. The Bank's ability to successfully complete an acquisition is often subject to regulatory approval, and the Bank cannot be certain when or if, or on what terms and conditions, any required regulatory approvals will be granted. Acquisitions can affect future results depending on management's success in integrating the acquired business. If the Bank encounters difficulty in integrating the acquired business, this can prevent the Bank from realizing expected revenue increases, cost savings, increases in market share and other projected benefits from the acquisition. Also, the negative impact of any divestitures required by regulatory authorities in connection with acquisitions may be greater than expected.

Ability to attract and retain key executives

        The Bank's future performance depends to a large extent on its ability to attract and retain key executives. There is intense competition for the best people in the financial services sector. There is no assurance that the Bank will be able to continue to attract and retain key executives, although this is the goal of the Bank's management resources policies and practices.

Business infrastructure

        Third parties provide key components of the Bank's business infrastructure such as internet connections and network access. Disruptions in internet, network access or other voice or data communication services provided by these third parties could adversely affect the Bank's ability to deliver products and services to customers and otherwise conduct business.

Other factors

        Other factors beyond the Bank's control that may affect the Bank's future results include changes in tax laws, unexpected changes in consumer spending and saving habits, technological changes, the possible impact on the Bank's businesses of international conflicts and terrorism, natural disasters, such as earthquakes, and the Bank's anticipation of and success in managing the risks implied by the factors discussed above within a disciplined risk environment.

        The Bank cautions that the preceding discussion of factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank, investors and others should carefully consider these factors as well as other uncertainties, potential events and industry and Bank specific factors that may adversely impact the Bank's future results. The Bank does not undertake to update any forward-looking statements, written or oral, that may be made from time to time by or on its behalf.

32        TD BANK FINANCIAL GROUP ANNUAL REPORT 2003 - Management's Discussion and Analysis

Managing risk

        At TD Bank Financial Group, our goal is to earn satisfactory returns from our various business activities within an acceptable level of risk. To do this, we need to understand the risks involved in our businesses and ensure that the risks we assume are within prudent limits. Managing risk means assessing the potential impact of each risk, and establishing policies, procedures and internal controls to mitigate them to an acceptable level.

The Enterprise Risk Framework

        To effectively manage risk, we first consider the different kinds of risk to which we are exposed. Our Enterprise Risk Framework forms the basis of communicating, monitoring and reporting on risks within the Bank. It is a dynamic model, reflecting those key risks that could impact the achievement of our business objectives and strategies. The major categories of risk and their relationships to each other are set out in our Enterprise Risk Framework:

        Through our strategic planning process and within the context of the environments in which we operate, we develop strategies for our various business units. In implementing those strategies, we expose ourselves to the credit, market, operational, liquidity, investment and regulatory risks shown in the centre of the Framework. It is our ability to manage risks in those areas that determines the extent to which the Bank's overall reputation and capital is at risk.

Governance framework for risk management

        Our governance framework for Risk Management has been put in place to ensure effective decision making, prioritization and resource allocation regarding risk, and establishes the following accountabilities:

  •
  Business units own and are accountable for managing risk within the business unit. The business unit ensures that policies, processes and internal controls are in place to manage the business and the risks inherent to that business;

  •
  The Risk Management function of the Bank is responsible for setting standards and policies that reflect the risk appetite of the Bank through which they enable the business to manage its risk. They also facilitate the identification and escalation of significant, aggregate risks for resolution at the Executive level;

  •
  The Compliance and Audit functions report to management and the Board that appropriate risk management policies, procedures and internal controls are in place and are being followed;

  •
  The Senior Executive Team monitors, evaluates and manages risk from the enterprise perspective. To enable this, information flows to the Senior Executive Team from the business units and from the corporate oversight functions, which are Risk Management, Audit, Legal, Compliance, Finance and Human Resources. The President and CEO and the EVP and Chief Risk Officer with the support of the other members of the Senior Executive Team, are accountable for identifying and communicating to the Board those risks deemed significant; and

  •
  The Board and the Senior Executive Team establish the control culture for the organization through the clear communication of mandates and accountabilities and through the articulation of the organization's operational and strategic goals with respect to risk and control. This message is carried to all employees through the business units and the corporate oversight functions.

Risk management governance structure

        To ensure that information about significant risks flow to the Board and the Senior Executive Team from the business units and corporate oversight functions, the Bank has established a formal risk management governance structure. Illustrated below, this structure is closely aligned with the Enterprise Risk Framework.

Risk Committee of the Board

  •
  Considers risk and associated trends in risk for the Bank

  •
  Approves risk management policies

  •
  Oversees the management of all risks

  •
  Monitors the risk profile of the Bank

Executive Management Committees

Senior Executive Team

  •
  Chaired by President and CEO

  •
  Determines overall strategies

  •
  Monitors performance to strategies

  •
  Monitors and evaluates risk

  •
  Oversees the implementation of risk mitigation strategies

Credit and Market Risk Committee

  •
  Chaired by President and CEO

  •
  Reviews large individual credits, industry concentrations and major policy issues involving credit or market risk

Business Performance Review Committee

  •
  Chaired by President and CEO

  •
  Reviews overall strategies and operating performance

Operational Risk Oversight Committee

  •
  Chaired by EVP and Chief Risk Officer

  •
  Responsible for the management and oversight of all operational risk management and legislative compliance activities of the Bank

Investment Committee

  •
  Chaired by President and CEO

  •
  Reviews the performance of all significant investments, including the Bank's own portfolio and client mandates, managed by internal and external portfolio managers

Asset/Liability Committee

  •
  Chaired by EVP and CFO

  •
  Responsible for the oversight of the Bank's non-trading market risk, consolidated liquidity & funding position and consolidated capital position including foreign exchange capital hedging

        The Bank has a comprehensive ongoing risk management approach that incorporates the experience and specialized knowledge of our business units, as well as the corporate oversight functions. Key strategic elements of our approach are governance and senior management oversight. This includes:

  •
  An annual review of significant risk policies and critical assessment of the Bank's business strategies from a risk perspective by the Risk Committee of the Board;

  •
  A comprehensive strategic planning process and regular monitoring of strategies by the Senior Executive Team;

  •
  A regular review of risk management policies, strategies, and key initiatives by the appropriate Executive Management Committees;

  •
  Formal review of risk issues by both the business unit and the Senior Executive Team;

  •
  Standard risk reporting throughout the Bank, to the Board and the Senior Executive Team captures and presents all elements of the Bank's risk profile, both qualitatively and quantitatively;

TD BANK FINANCIAL GROUP ANNUAL REPORT 2003 - Management's Discussion and Analysis        33

  •
  Comprehensive reviews by Audit to provide senior management with reports as to the quality of the internal control environment and compliance with established risk management policies and procedures; and

  •
  Annual self assessments by the significant business and corporate oversight functions of their key risks and internal controls. These assessments use the Bank's internal control framework. The Bank's framework is consistent with the most widely used framework developed by the Committee of Sponsoring Organizations of the Treadway Committee (COSO).

        The following pages describe the main risks we face and our strategies for managing them.

STRATEGIC RISK

        Strategic risk is the potential for loss arising from ineffective business strategies, the absence of integrated business strategies, the inability to implement those strategies, and the inability to adapt the strategies to changes in the business environment.

        We are exposed to strategic risk at all levels of the organization, in every aspect of our business. The most significant strategic risks faced by the Bank are assessed, managed and mitigated by Executive Management with oversight by the Board.

Who manages strategic risk

        The Senior Executive Team manages the Bank's strategic risk and is comprised of the 18 most senior executives of the Bank. Every senior executive who manages a significant business or corporate oversight function with the Bank is represented on the Senior Executive Team.

        The Bank's overall strategy is established by the President and CEO and the Senior Executive Team, including a consultation and approval process with the Board. Each executive is responsible for managing strategies within their business or functional area and for ensuring that those strategies align with the Bank's overall strategy. They are accountable to the President and CEO and the Senior Executive Team to monitor, manage and report on business risks inherent in their strategies.

        The President and CEO reports to the Board on the implementation of Bank strategies, identifying business risks within these strategies and how these risks are being managed.

How we manage strategic risk

        The Senior Executive Team, chaired by the President and CEO, reviews overall strategies and operating performance of the Bank's significant business units and corporate functions in business performance review sessions. The frequency of strategy review in these sessions depends on the risk profile and magnitude of the business employing the strategy.

CREDIT RISK

        Credit risk is the potential for financial loss if a borrower or counterparty in a transaction fails to meet its obligations.

        We are exposed to credit risk through our traditional lending activities and transactions involving settlements between us and our counterparties, including other financial institutions. These include direct loans, commitments to extend credit, settlement exposures, derivative transactions and securities inventories.

Who manages credit risk

        Risk Management sets the policies and procedures for managing credit risk on a global basis. Its responsibilities include:

  •
  Setting guidelines that limit portfolio concentrations of credit exposure by country, industry and affiliated group;

  •
  Approving discretionary limits of officers throughout the Bank for extending lines of credit;

  •
  Setting standards for measuring credit exposure;

  •
  Approving the scoring techniques used in extending personal credit;

  •
  Approving all policies relating to all products and services that have credit risk; and

  •
  Setting the criteria for rating risk on business accounts, based on a 21-category rating system.

        The Risk Committee of the Board reviews and approves all major credit risk policies periodically.

        Each business unit has a credit group that is primarily responsible for adjudication, and it operates under the policies and strict authorization and exposure limits established by Risk Management. Our strategy makes it clear that we are lending on a business relationship basis.

        We manage all of our businesses in an extremely disciplined and conservative manner, with a strict focus on economic returns for all client relationships.

        The Credit and Market Risk Committee, which is chaired by the President and CEO, reviews and approves large individual credits, reviews industry concentrations and resolves any major policy issues involving market or credit risk.

How we manage credit risk

By country

        Country risk is the risk that economic or political change in a country could affect cross-border payments for goods and services, loans, trade-related finance and dividends, as well as the repatriation of the Bank's capital from the foreign country. We currently have exposure in 57 countries, with the largest portion in North America. We establish country exposure guidelines based on an internal risk rating system. Country limits cover all aspects of credit exposure across our various businesses.

Business and government loans

        We also establish industry and group limits for credit exposure to businesses and governments. We use a systematic approach to set and communicate risk guidelines for each business industry in our loan portfolio. These guidelines are based on a risk assessment of the industry. We have identified 28 major business industry groups and divided them into 117 segments. We assign a risk rating to each industry segment on a scale of one to six.

        Our analysis focuses on key risks inherent in a given industry, such as its cycles, exposure to technological change, political influence, regulatory change or barriers to entry. If we believe that several industry segments are affected by common risk factors, we assign a single exposure guideline to them. Risk Management assigns a concentration limit for each industry as a percentage of total industrial exposure. We also conduct ongoing reviews of industry risk ratings and segmentation.

        We assign each business or government borrower a risk rating using our 21-category rating system. We set limits on credit exposure to related business or government accounts based on these ratings. In addition, we use a Risk Adjusted Return on Capital model to assess the return on credit relationships in relation to the structure and maturity of the loans and internal ratings of the borrowers. We review the rating and return on capital for each borrower every year.

        For accounts where exposures include derivatives, we use master netting agreements or collateral wherever possible to reduce our exposure.

        Wholesale Banking is split into two distinct business groups: the core business and the non-core business. The non-core portfolio consists of relationships we intend to exit over the next two years. The core portfolio represents the clients in Canada and abroad where we have or have potential to have a broader long-term relationship.

Financial institutions

        Our financial institutions portfolio is divided into 15 major groups. Individual companies in each group have similar attributes and common risk factors. We have developed specific exposure guidelines for 24 segments within these groups. Risk Management conducts ongoing reviews of the segment and exposure guidelines for each group.

34        TD BANK FINANCIAL GROUP ANNUAL REPORT 2003 - Management's Discussion and Analysis

        We assign each group a risk rating using our 21-category rating system. These ratings are based on the strength of each firm's parent institution. We assign each group a credit rating based on each firm's net worth, the quality of its assets, the consistency and level of its profits, as well as the ratings of the major credit rating agencies. We may use additional criteria for certain types of financial institutions.

Personal credit

        Credit requests are evaluated using automated credit scoring systems or are directed to regional credit centres operating within clear authority limits. Once retail credits are funded, they are continually monitored within quantitative account management programs to identify changes in risk and to provide opportunities that increase risk-adjusted performance. The centralized approach to reviewing retail credits has resulted in well-balanced portfolios with predictable performance characteristics. We are increasing our investment in automated decision technology and credit scoring techniques that improve our ability to control retail credit losses within predictable ranges.

Classified risk

        Classified risk refers to loans and other credit exposures that pose a higher credit risk than normal, based on our standards.

        A loan is considered impaired when, in management's opinion, we can no longer be reasonably assured that we will be able to collect the full amount of the principal and interest when it is due.

        We establish specific allowances for impaired loans when a loss is likely or when the estimated value of the loan is less than its recorded value, based on discounting expected future cash flows.

        Allowances for our personal credit portfolios are based on delinquency and type of security.

See Supplementary information page 51, table 12

See Notes to Consolidated Financial Statements page 59, Note 1, (g) and (h)

See Notes to Consolidated Financial Statements page 63, Note 3

Specific allowances

        Specific allowances for credit losses are established to reduce the book values of loans to estimated realizable amounts in the ordinary course of business. Specific allowances for the corporate and commercial portfolios are established by borrower and reviewed quarterly. For the retail portfolio, provisions are calculated on an aggregated facility basis using a formula which takes into account recent loss experience.

General allowances

        General allowances for credit risk are established to recognize losses that management estimates to have occurred in the portfolio as at the balance sheet date relating to loans or credits not yet specifically identified as impaired. The level of general allowances reflects exposures across all portfolios and categories that give rise to credit risk and fluctuates in accordance with the nature and composition of our portfolio, shifts in the economic and credit cycles, our historic and expected loss experience, and other relevant factors.

        General allowances are computed on a periodic basis using credit risk models developed by the Bank. The level of allowances is based on the probability of a borrower defaulting on a loan obligation (loss frequency), the loss given default (loss severity) and the expected exposure at the time of default. For the corporate and commercial portfolios, allowances are computed at the borrower level. The probability of default is assigned based on the risk rating of the borrower. The loss given default is based upon the security of the facility. Exposure at default is a function of current usage, borrower risk rating and the committed amount. For the retail portfolio, the general allowance is computed on a portfolio-level and is based on a statistical estimate of loss using historical loss and recovery data models and forecast balances. Model parameters are validated against historical experience and are updated annually. The general allowance methodology is approved by the Board periodically.

        Our general allowance for loan losses was $984 million at October 31, 2003, compared with $1,141 million last year. The reduction in the general allowance reflects the reduced risk in our portfolio. We also had a general credit reserve for certain derivative financial instruments of $65 million such that general allowances totalled $1,049 million at October 31, 2003. This represented 1% of risk-weighted assets of which $947 million qualifies as Tier 2 capital, equal to .875% of risk-weighted assets under guidelines issued by the Office of the Superintendent of Financial Institutions Canada.

Sectoral allowances

        Where the losses are not adequately covered by the general allowances noted above, sectoral allowances for credit losses are established for industry sectors and geographic regions that have experienced specific adverse events or changes in economic conditions, even though the individual loans comprising each group are not classified as impaired.

        Sectoral allowances are reviewed quarterly, on a portfolio basis, taking into account the expected loss of the portfolio of borrowers in the sector under review. The analysis includes a review of probabilities of default, loss given default and the expected loss on sale. The sectoral methodology and model inputs are reviewed on a quarterly basis.

        When accounts, which were identified as part of a group of loans upon which a sectoral allowance has been established, become impaired, any sectoral allowances on these loans are transferred to specific allowances.

        Our sectoral allowance for credit losses at October 31, 2003 was $541 million.

See Notes to Consolidated Financial Statements page 63, Note 3

Provision for credit losses

        The provision for credit losses is the amount added to the specific, general and sectoral allowances to bring them up to a level that management considers adequate to absorb all probable credit-related losses in the loan portfolio. The net provision for the year is reduced by any recoveries from loans previously written-off.

        The Bank recorded a provision for credit losses of $186 million in 2003, including a $80 million release of the sectoral allowance and a $157 million release of the general allowance, compared with $2,925 million in 2002. This level of provision for credit losses represents .15% of net average loans and customer's liability under acceptances compared with 2.24% in the prior year.

See Notes to Consolidated Financial Statements page 63, Note 3

See Supplementary information page 52, table 14

Net impaired loans

        The Bank monitors the level of net impaired loans in its portfolio, which it defines as the gross amount of impaired loans less the total of all specific, general and sectoral allowances for credit losses. For the year ended October 31, 2003, the total of all the above allowances exceeded gross impaired loans, resulting in excess allowances of $641 million, compared to an excess of $975 million a year ago.

See Supplementary information page 51, table 12

TD BANK FINANCIAL GROUP ANNUAL REPORT 2003 - Management's Discussion and Analysis        35

MARKET RISK

        Market risk is the potential for loss from changes in the value of financial instruments. The value of a financial instrument can be affected by changes in:

  •
  Interest rates;

  •
  Foreign exchange rates;

  •
  Equity and commodity prices; and

  •
  Credit spreads.

        We are exposed to market risk in both our trading and investment portfolios and through our non-trading activities. In our trading and investment portfolios, we are active participants in the market and seek to realize returns for the Bank from the careful management of our positions and our inventories. In our non-trading banking activities, we are exposed to market risk through the transactions our customers execute with us.

Market risk in our trading activities

        We are exposed to market risk when we enter into financial transactions through our four main trading activities:

  •
  Market-making. We provide markets for a large number of securities and other traded products. We keep an inventory of these securities to buy from and sell to investors. We profit from the spread between bid and ask prices. Profitability is driven by trading volume.

  •
  Sales. We provide a wide variety of financial products to meet the needs of our clients. We earn money on these products from price mark-ups or commissions. Profitability is driven by sales volume.

  •
  Arbitrage. We take positions in certain markets or products and offset the risk in other markets or products. Our knowledge of various markets and products and how they relate to each other allows us to identify and benefit from pricing anomalies.

  •
  Positioning. We aim to make profits by taking positions in certain financial markets in anticipation of changes in those markets. This is the riskiest of our trading activities and we use it selectively.

Who manages market risk in our trading activities

        Wholesale Banking has primary accountability for managing market risk while the Market Risk Group within Risk Management oversees their activities. Operational support for the market risk monitoring and regulatory capital calculations is provided by Wholesale Banking's Finance and Operations department.

        The Market Risk Group is not accountable for trading revenues. Its responsibilities include:

  •
  Designing methods for measuring and reporting market risk;

  •
  Determining market risk policy, which includes designing and setting all trading limits for Wholesale Banking's businesses;

  •
  Enforcing approved market risk limits;

  •
  Approving all new trading products from a market risk perspective;

  •
  Independent testing of all pricing models, risk models, and trading systems;

  •
  Approving all market rates and prices used in valuing the Bank's trading positions and estimating market risk;

  •
  Stress testing the portfolio to determine the effect of large, unusual market movements; and

  •
  Designing and validating the models used to calculate regulatory capital required for market risk.

        The Market Risk and Capital Committee meets every two weeks for a peer review of the market risk profile of our trading businesses, to approve changes to risk policies, to review underwriting inventories, and to review the usage of capital and assets in Wholesale Banking. The committee is chaired by the Senior Vice President, Market Risk and includes members of senior management of Wholesale Banking and Audit. Significant market risk issues are escalated to the Credit and Market Risk Committee, which is chaired by the Bank's President and CEO, and includes senior management of Wholesale Banking and the EVP and Chief Risk Officer. The Risk Committee of the Board oversees the management of market risk and approves all major market risk policies periodically.

How we manage market risk in our trading activities

        Managing market risk is a key part of our business planning process. We begin new trading operations and expand existing ones only if:

  •
  The risk has been thoroughly assessed and is judged to be within our risk capacity and business expertise; and

  •
  We have the infrastructure in place to monitor, control and manage the risk.

        We manage market risk primarily by enforcing trading limits and by "stress testing" our trading activities.

Trading limits

        We set trading limits that are consistent with the approved business plan for each business and our tolerance for the market risk of that business. When setting these limits, we consider market volatility, market liquidity, trader experience and business strategy.

        Our primary measure for setting trading limits is Value at Risk (VaR). VaR measures the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of time. We use VaR to monitor and control overall risk levels and to calculate the regulatory capital required for market risk.

        We may also apply specialized limits, such as notional limits, credit spread limits, yield curve shift limits, loss exposure limits, stop loss limits and other limits, if it is appropriate to do so. These additional limits reduce the likelihood that trading losses will exceed VaR limits.

        At the end of every day, Risk Management reviews daily trading exposure reports and compares the risks with their limits. If a trading limit has been exceeded, the trading desk must immediately bring the position within the limit, unless Risk Management or a designated business head approves an exception. An escalation process has been established for approving exceptions to established limits. If, during the day, it appears that a trading limit will be exceeded, the trader must receive approval before carrying the position overnight.

Calculating VaR

        First we estimate VaR by creating a distribution of potential changes in the market value of the current portfolio. We value the current portfolio using the most recent 259 trading days of market price and rate changes. Then we calculate the VaR as the threshold level which potential portfolio losses are not expected to exceed more than one out of every 100 trading days.

        The graph below compares net revenues in our trading businesses to daily VaR usage. Our VaR on October 31, 2003 was $15.6 million, up $1.0 million from October 31, 2002. The average VaR for fiscal year 2003 was $17.4 million. Increases in VaR are attributable to the addition of credit spread risk to the Bank's VaR model.

36        TD BANK FINANCIAL GROUP ANNUAL REPORT 2003 - Management's Discussion and Analysis

        The graph below shows the frequency distribution of our net trading revenue for fiscal 2003. Daily net trading revenues in 2003 were positive on 94.6% of the trading days in the year. Losses never exceeded our statistically predicted VaR for the total of our trading related businesses. Our worst daily loss was approximately $12.8 million. The distribution of trading revenues reflects the broad diversification of trading activities in Wholesale Banking and shows that the probability of losses exceeding our reported VaR is low.

Stress testing

        We use stress testing to quantify the largest quarterly loss we are prepared to take in our trading activities. Our trading business is subject to an overall global stress test limit and each global business has a stress test limit. Also, each broad risk class has an overall stress limit. Stress tests are produced and reviewed each week with the EVP and Chief Risk Officer. They are reviewed with the Market Risk and Capital Committee every two weeks and throughout the year with the Risk Committee of the Board. Stress scenarios are designed to model extreme economic events, replicate worst case historical experiences or introduce large but plausible moves in key market risk factors.

        The following graph is a history of our weekly stress test results, which shows the instantaneous impact of large market disturbances. Our credit trading businesses modified their exposure in the first half of 2003, in response to an improving credit environment.

Market risk in our investment activities

        In the Bank's own investment portfolio and in the Merchant Banking business, we are exposed to market risk.

        Risks are managed by identifying our specific risks, determining their potential impact, and then establishing policies and procedures to monitor, measure, and mitigate those risks.

Who manages market risk in our investment activities

        The Risk Committee of the Board reviews and approves the investment policies for the Bank's own portfolio and for the Merchant Banking business.

        The Investment Committee meets regularly to review the performance of the Bank's investments and to assess the performance of the portfolio managers.

How we manage market risk in our investment activities

        We use advanced systems and related measurement tools to manage portfolio risk. Risk intelligence is imbedded in the investment decision making process by the integration of performance targets, risk/return tradeoffs, and quantified risk tolerances. Performance attribution identifies performance drivers such as sector and security exposures, as well as the impact of certain processes like trade execution.

Market risk in our non-trading banking transactions

        We are exposed to market risk when we enter into non-trading banking transactions with our customers. These transactions primarily include deposit taking and lending, which are also referred to as our "asset and liability" positions.

ASSET LIABILITY MANAGEMENT

        Asset liability management deals with managing the market risks of our traditional banking activities. Market risks primarily include interest rate risk and foreign exchange risk.

Who is responsible for asset liability management

        The Treasury and Balance Sheet Management department within Finance measures and manages the market risks of our non-trading banking activities. The Asset/Liability Committee, which is chaired by the EVP and CFO and includes other senior executives, oversees and directs Treasury and Balance Sheet Management. The Risk Committee of the Board reviews and approves all asset liability management market risk policies periodically.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2003 - Management's Discussion and Analysis        37

How we manage our asset and liability positions

        We measure all product risks when products are issued, using a fully-hedged option-adjusted transfer pricing framework. This framework allows Treasury and Balance Sheet Management to measure and manage risk within a target risk profile. It also ensures that the Bank's business units engage in risk-taking activities only if they are productive.

Managing interest rate risk

        Interest rate risk is the impact changes in interest rates could have on our margins, earnings and economic value. Rising interest rates could, for example, increase our funding costs, which would reduce the net interest income earned on certain loans.

        The objective of interest rate risk management is to ensure stable and predictable earnings are realized over time. In this context, the Bank has adopted a "fully-hedged" approach to profitability management of its asset and liability positions. Key aspects of this approach are:

  •
  Negating the impact of interest rate risk on net interest income and economic value;

  •
  Measuring the contribution of each product on a risk-adjusted, fully-hedged basis, including the impact of financial options granted to customers; and

  •
  Developing and implementing strategies to stabilize Personal and Commercial Banking's net interest income from all products.

        We are exposed to interest rate risk when asset and liability principal and interest cash flows have different interest payment or maturity dates. These are called "mismatched positions". An interest-sensitive asset or liability is repriced when interest rates change or when there is cash flow from final maturity, normal amortization or when customers exercise prepayment, conversion or redemption options.

        Our exposure depends on the size and direction of interest rate changes, and on the size and maturity of the mismatched positions. It is also affected by new business volumes, renewals of loans and deposits, and how actively customers exercise options like prepaying or redeeming a loan or deposit before its maturity date.

        Interest rate risk is measured using interest rate shock scenarios to estimate the impact of changes in interest rates on both the Bank's annual Earnings at Risk (EaR) and Economic Value at Risk (EVaR). EaR is defined as the change in the Bank's annual net interest income for a 100 basis point unfavourable interest rate shock due to mismatched cash flows. EVaR is defined as the combined difference in the present value of the Bank's asset portfolio and the change in the present value of the Bank's liability portfolio, including off-balance sheet instruments, for a 100 basis point unfavorable interest rate shock.

        We perform valuations of all asset and liability positions as well as all off-balance sheet exposures every week, and value certain option positions daily. Our objective is to preserve or immunize the present value of the margin booked at the time of inception for fixed rate assets and liabilities and to reduce the volatility of net interest income over time. Our approach is to value the assets and liabilities by discounting future cash flows at a yield curve indicative of the blended cost or credit of funds for each asset or liability portfolio. The resulting net present value incorporates the present value of margins booked. We then hedge the resulting financial position to the target risk profile of minimal residual economic exposure. We use derivative financial instruments, wholesale instruments and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk.

        Within the financial position, we measure and manage interest rate risk exposure from instruments with closed (non-optioned) fixed rate cash flows separately from product options. Instruments in the closed book exhibit the traditional, almost linear or symmetrical payoff profile to parallel changes in interest rates (i.e. asset values increase as rates fall and decrease as rates rise). Included in future cash flows are modeled exposures for:

  •
  An assumed maturity profile for the Bank's core deposit portfolio; and

  •
  The Bank's targeted investment profile on its net equity position.

        Non-rate sensitive assets, liabilities and shareholders' equity are modeled on a consistent basis, assuming an intermediate term using a rolling 60 month maturity profile resulting in a two and a half year average duration. Significant assumptions included in the valuation of fixed cash flows include the liquidation assumptions on mortgages not due to embedded optionality. The portfolio management objective within the closed book is to eliminate cash flow mismatches thereby preserving the present value of product margins.

        The graph below shows our interest rate risk exposure on October 31, 2003 on the closed (non-optioned) instruments within the financial position. If this portfolio had experienced an immediate and sustained 100 basis point decrease in rates on October 31, 2003, the economic value of shareholders' equity would have decreased by $13 million after-tax as compared with $6 million in 2002 for a 100 basis point decrease in rates. This same shock would reduce net income after-tax by $14 million over the next 12 months as compared with $2 million in 2002. Our EVaR in the closed book ranged from $1 to $32 million during the year ended October 31, 2003.

        Product options, which expose the Bank to a non-linear or asymmetrical payoff profile, represent a significant financial risk, whether they are freestanding, such as mortgage rate commitments or embedded in loans and deposits. Freestanding mortgage rate commitment options are modeled based on an expected funding ratio derived from historical experience. The written option exposures contained in products with embedded options to early prepay or redeem are modeled based on an assumed percentage rational exercise derived from customer behaviour analysis. Economic capital is held to guard against worst case losses in the event rational exercise assumptions are exceeded. We also model an exposure to declining interest rates resulting in margin compression on certain interest rate sensitive demand deposit accounts. Product option exposures are managed by purchasing options or through a dynamic hedging

38        TD BANK FINANCIAL GROUP ANNUAL REPORT 2003 - Management's Discussion and Analysis

process designed to replicate the payoff of a purchased option. Dynamic hedging involves rebalancing the hedging instruments we hold for small changes in interest rates.

        The following graph shows our interest rate risk exposure on October 31, 2003 on all instruments within the financial position — the closed (non-optioned) instruments plus product options. The modeled exposures described above define the Bank's risk neutral position. The only residual exposure arises from dynamic hedging. The following graph assumes that the dynamic hedging portfolios held on October 31 are not rebalanced for the interest rate shock. An immediate and sustained 100 basis point decrease in rates would have decreased the economic value of shareholders' equity by $30 million after-tax or .3% of common equity as compared with $46 million in 2002. Our EVaR for the total portfolio ranged from $23 million to $66 million during the year ended October 31, 2003. The Bank's policy sets overall limits on EVaR and EaR. EVaR arising from mismatched asset liability positions cannot exceed 3% of the Bank's common equity or $347 million. EaR exposure may not exceed 3% of the Bank's annualized net interest income or $175 million.

Managing foreign exchange risk

        Foreign exchange risk refers to losses that could result from changes in foreign currency exchange rates. Assets and liabilities that are denominated in foreign currencies have foreign exchange risk.

        We are exposed to foreign exchange risk:

  •
  When our foreign currency assets are greater or less than our liabilities in that currency, creating a foreign currency open position; or

  •
  From our investments in foreign operations.

        Our objective is to minimize the impact of an adverse foreign exchange rate change on reported net income and equity, and to minimize the impact of an adverse foreign exchange rate change on the Bank's capital ratios. Minimizing the impact of an adverse foreign exchange rate change on reported equity will cause some variability in the capital ratios due to the amount of risk-weighted assets that are denominated in a foreign currency. In the event that the Canadian dollar weakens, the Canadian dollar equivalent of the Bank's risk-weighted assets in a foreign currency increases thereby increasing the Bank's capital requirement. As a result, the foreign exchange risk arising from the Bank's net investment in foreign operations is hedged up to the point where the capital ratios change by no more than a tolerable amount for a given change in foreign exchange rates. The tolerable amount increases as the Bank's capital ratio increases.

        The Bank's policy related to open currency exposure is to limit exposure to no more than $200 million in aggregate. Our policy related to foreign exchange capital exposure is to minimize an adverse foreign exchange rate change on reported equity subject to the constraint that the Bank's capital ratios can change by no more than 10 basis points for a 5% change in foreign exchange rates. If target capital ratios are exceeded, the Bank's policy is to allow for a 25 basis point change in capital ratios for a 5% change in foreign exchange rates.

Why product margins fluctuate over time

        Implementing a fully-hedged approach to asset liability management locks in margins on fixed rate loans and deposits as they are booked. The process mitigates the impact of an instantaneous interest rate shock on the level of net interest income to be earned over time due to cash flow mismatches and the exercise of embedded options. Despite a fully-hedged position, the margin on average earning assets is subject to change over time due to the following:

  •
  Margins earned on new and renewing fixed rate products relative to the margin previously earned on matured products will impact the existing portfolio margin;

  •
  The weighted average margin on average earning assets will shift due to changes in the mix of business;

  •
  The risk of changes in the prime-BA basis and the lag in changing product pricing may have an impact on margins earned; and

  •
  The general level of interest rates will impact the return the Bank generates on its modeled maturity profile for core deposits and the investment profile for its net equity position as it evolves over time. The general level of interest rates is also a key driver of some modeled option exposures, and will affect the cost of hedging such exposures.

        By implementing a fully-hedged approach, the impact of these contributions to changing margins is muted over time resulting in a more stable and predictable earnings stream.

LIQUIDITY RISK

        Liquidity risk is the risk that we cannot meet a demand for cash or fund our obligations as they come due. Demand for cash can arise from withdrawals of deposits, debt maturities and commitments to provide credit. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.

        It is the Bank's policy to ensure that there is adequate liquidity coverage across all business units to sustain our ongoing operations in the event of a funding disruption with limited reliance on the forced sale of assets. We also ensure that there is sufficient liquidity available to fund asset growth and strategic opportunities.

Who manages liquidity risk

        The Asset/Liability Committee oversees the liquidity risk management program and ensures that there is an effective management structure in place to properly measure and manage liquidity risk. The Global Liquidity Forum, comprised of senior management from Finance, Risk Management and Wholesale Banking, is responsible for identifying and monitoring our liquidity risks and recommending action as necessary to the Asset/Liability Committee to maintain our liquidity position within limits in both normal and stress conditions.

        While the Bank operates under one global liquidity risk policy, measurement and management of our liquidity risks are separated into the major operating areas best positioned to manage the risks. The Treasury and Balance Sheet Management department within Finance is responsible for consolidating and reporting the Bank's global liquidity risk position and for

TD BANK FINANCIAL GROUP ANNUAL REPORT 2003 - Management's Discussion and Analysis        39

managing the Personal and Commercial Banking liquidity position. Wholesale Banking is responsible for managing the liquidity risks inherent in the wholesale and corporate banking portfolios and TD Waterhouse is responsible for managing its liquidity position. Each area must adhere to the Global Liquidity Risk Management policy that is reviewed and approved by the Risk Committee of the Board periodically.

How we manage liquidity risk

        The Bank's overall liquidity requirement is defined as the amount of liquidity required to fund expected cash outflows as well as a prudent liquidity reserve to fund potential cash outflows in the event of a disruption in the capital markets or other event that could affect our access to liquidity. The Bank does not rely on short-term wholesale funding for purposes other than funding marketable securities or short-term assets. Liquidity requirements are measured under different stress scenarios with a base case scenario defining the minimum amount of liquidity that must be held at all times. This scenario provides coverage for 100% of our unsecured wholesale debt coming due as well as other potential deposit run-off and contingent liabilities for a minimum period of ninety days. Other scenarios may require greater coverage. We also use an extended liquidity coverage test to monitor our ability to fund our operations on a fully collateralized basis, in the event that we are unable to replace our short-term unsecured debt beyond this timeframe for a period up to one year.

        Liquidity requirements are met by holding sufficient assets that can be readily converted into cash and managing our cash flows. Assets that qualify for liquidity purposes must be currently marketable, of sufficient credit quality and be available for sale. Liquid assets are represented in a cumulative liquidity gap framework based on settlement timing and current market depth. Assets that are encumbered or needed for collateral purposes are not included for liquidity purposes.

        We manage liquidity on a global basis, ensuring the prudent management of liquidity risk in all of our operations. On October 31, 2003, our consolidated surplus liquid asset position up to 90 days was $8.7 billion in Canadian dollars, compared with a surplus liquid asset position of $4.2 billion Canadian on October 31, 2002. The surplus liquid asset position is total liquid assets less the Bank's unsecured wholesale funding requirements, potential non-wholesale deposit run-off and contingent liabilities coming due in 90 days.

        If there was a liquidity crisis, we have contingency plans in place to make sure we meet all of our obligations as they come due.

Funding

        The Bank has a large base of stable retail and commercial deposits making up over 60% of our total funding. In addition, the Bank has an active wholesale funding program, which incorporates the asset securitization infrastructure necessary to ensure we have access to widely diversified funding sources. The Bank's wholesale funding is also diversified geographically, by currency and by distribution networks. Depositor concentration limits are in place to ensure that we do not overly rely on one or a small group of customers as a source of funding.

        In fiscal 2003, the Bank securitized and sold $7.3 billion of mortgages and issued $5.7 billion of other medium and long term funding. All funding amounts are represented in Canadian dollars.

OPERATIONAL RISK

        Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external sources.

        Operational risk is inherent in all business activities. Operational risk encompasses a broad range of risks, including transaction processing errors, fiduciary breaches, technology failures, business disruption, fraud and damage to physical assets originating from internal or outsourced business activities. Its impact can result in financial and reputational loss, regulatory penalties and censure.

        Managing operational risk is essential to protecting, enhancing and creating shareholder value, operating efficiency and providing a safe working environment for staff and customers. While operational risk cannot be fully eliminated, proactive management of operational risk exposures to acceptable levels is a key objective of the Bank.

Who manages operational risk

        Risk Management is responsible for establishing and coordinating the implementation of a global operational risk management framework, which consists of the policies and processes for the identification, assessment, mitigation and control of operational risk. Through the framework, corporate policies and standards are defined and reporting requirements are established. In addition, Risk Management coordinates strategic operational risk management activities throughout the organization, including any reporting to senior management, the Operational Risk Oversight Committee and the Risk Committee of the Board on the level of operational risk within the Bank and the effectiveness of enterprise risk management practices.

        Primary responsibility for the day-to-day management of operational risk lies with business unit management, with the support of specialist groups such as Information Technology, Finance, Compliance and Human Resources. Business unit management is responsible for ensuring that the business complies with the operational risk management framework through the establishment and maintenance of appropriate policies, procedures, internal controls and business continuity plans. Each business unit operates a Risk Management Committee, comprised of the senior executives in the unit.

        The Audit department reports to business unit management, senior management, the Audit Committee and the Risk Committee of the Board on operational risk management practices, the quality and effectiveness of the system of internal controls and identifies any significant weaknesses in the Bank.

How we manage operational risk

        Risk Management works closely with the risk management functions in the business units to facilitate the implementation of the operational risk management framework and the implementation of leading industry practices. Risk Management is responsible for:

  •
  Continually identifying, measuring and reporting on the operational risk exposures of our businesses;

  •
  Allocating economic capital based on assessments of operational risk;

  •
  Overseeing the execution of key enterprise-wide risk management practices including an extensive system of internal controls, trained and competent people, segregating incompatible functions and clearly defined operating practices;

  •
  Assessing, on a continuous basis, the Bank's insurable risk exposures, developing and implementing appropriate risk management solutions. These include managing a broad portfolio of insurance coverage combined with other risk transfer vehicles that protect the Bank from the adverse impact of internal and external events in the course of doing business; and

  •
  Managing a comprehensive Business Recovery Planning program, which includes standard policies and management oversight to minimize risk, duration and cost arising from unexpected disruptions affecting our operations.

        Each of the Bank's business units has defined an independent risk management function that:

  •
  Oversees the implementation of enterprise-wide risk management practices within their business unit;

  •
  Coordinates the completion of proactive Risk and Control Self Assessments in the business units and monitors the implementation of any required additional risk mitigation strategies;

  •
  Identifies, measures and reports on the operational risk exposures of their business; and

  •
  Works with business unit management to identify, develop and implement risk management practices specific to their business, including comprehensive business recovery plans.

40        TD BANK FINANCIAL GROUP ANNUAL REPORT 2003 - Management's Discussion and Analysis

        Our focus in 2004 is on the further integration of the qualitative and quantitative aspects of our Operational Risk Management program as well as the implementation of improved operational risk reporting to the Board and to all levels of management.

REGULATORY RISK

        Regulatory risk is the risk of non-compliance with applicable legislation, regulation and regulatory directives.

        Due to the highly regulated nature of our businesses and the high standards that management of a financial services business is expected to meet, we are exposed to regulatory risk in virtually all of our business activities. Regulatory risk differs from other banking risks, such as credit risk or liquidity risk, because it is typically not a risk actively and consciously taken or assumed by management in return for an expected reward. It occurs as part of the normal course of operation of our businesses. Failure to meet applicable regulatory requirements poses a risk of reputational loss to the Bank, as well as a risk of regulatory penalty or censure.

Who manages regulatory risk

        Proactive management of regulatory risk is a key objective of the Bank. It is carried out primarily through the operation of an enterprise-wide regulatory risk management framework called the "Legislative Compliance Management Framework" (LCMF). Compliance department in Legal is responsible for the effective operation of the LCMF.

        The LCMF establishes two levels of controls through which regulatory risk is managed: controls to meet day-to-day regulatory requirements; and independent oversight controls.

        Day-to-day responsibility for regulatory risk lies with business unit management. Each business unit makes compliance an integral part of their business operations and demonstrates compliance to regulatory authorities.

        To assist the business units in discharging their responsibilities, they receive advice and assistance from corporate oversight functions. The corporate oversight functions also provide an independent review of controls in the business unit and escalate significant issues to senior management and the Board.

        Through monitoring, testing and reporting, the Compliance and Audit departments report to business unit management, senior management and the Audit Committee of the Board on the extent to which business units adhere to the regulatory requirements, and on the effectiveness of the internal controls.

        The Compliance department reports to the Audit Committee of the Board on the LCMF and advises them of any material compliance-related issues twice a year.

How we manage regulatory risk

        The business units manage the day-to-day regulatory risk primarily by educating and training their employees about regulatory requirements, and establishing and maintaining appropriate policies and procedures to promote compliance and monitoring for compliance.

        The corporate oversight functions promote a compliance culture within the Bank by:

  •
  Advising and communicating the regulatory requirements to each business;

  •
  Ensuring the businesses have appropriate policies and procedures in place, and are appropriately training their staff to meet regulatory requirements;

  •
  Independently monitoring the businesses for adherence to the policies, procedures and requirements; and

  •
  Tracking and escalating issues and findings.

        Documentation of adherence to regulatory requirements is also carried out regularly through a formal business unit management certification process. In addition to processes throughout the year, on an annual basis, Canadian business units review regulatory requirements relating to the Bank's governing legislation and update their risk assessments and the controls that they have in place to mitigate those risks. The higher the risk, the more rigorous the control process must be to minimize the risk of non-compliance. The Compliance department reviews the assessments to determine the effectiveness of the business unit controls. Once the annual review process is completed, senior management of the business units certify in writing whether they are in compliance with applicable regulatory requirements, or whether any gaps or weaknesses exist. In the latter case, an action plan must be established and implemented to remedy the gap or weakness.

REPUTATIONAL RISK

        Reputational risk is the risk to earnings, capital or brand arising from negative public or employee opinion.

        A solid corporate reputation is essential to optimizing shareholder value. Reputational risk is not managed in isolation of other types of risk. Be it credit, market, operational, liquidity, investment or regulatory risk, all these elements must be managed effectively in order to mitigate any negative impact to the Bank's reputation. In light of the events of the last few years and as business practices evolve to address new operating paradigms with respect to reputational risk, we, like others in our industry, have enhanced our existing focus on this issue. Managing reputational risk is necessary in order to avoid negative impact to the brand, earnings or capital.

Who manages reputational risk

        While the ultimate responsibility for the Bank's reputation lies with the Senior Executive Team and the executive committees that examine reputational risk as part of their ongoing mandate, anyone who is employed by the Bank has a responsibility to contribute in a positive way to the Bank's reputation. This means ensuring that ethical practices are maintained at all times, that interactions with our stakeholders are positive and that all policies, legislation and regulations are adhered to. Reputational risk is most effectively managed when everyone is working to enhance and protect the Bank's reputation.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2003 - Management's Discussion and Analysis        41

Managing capital

Regulatory capital structure and ratios at year end

(millions of dollars)	2003	2002	2001
Tier 1 capital
Retained earnings	$8,518	$8,292	$9,203
Foreign currency translation adjustments	(130)	418	450
Common shares	3,179	2,846	2,259
Qualifying preferred shares	1,535	1,328	1,492
Contributed surplus	9	—	—
Non-controlling interest in subsidiaries	1,250	1,119	1,272
Less: goodwill and intangibles in excess of 5% limit	(3,035)	(4,213)	(4,041)

Total Tier 1 capital	11,326	9,790	10,635

Tier 2 capital
Subordinated notes and debentures	5,887	4,343	4,892
Qualifying preferred shares and non-controlling interest in subsidiaries	—	157	—
General allowance for credit losses included in capital	947	1,056	1,112
Less: amortization of subordinated notes and debentures	(241)	(357)	(545)

Total Tier 2 capital	6,593	5,199	5,459

Investment in unconsolidated subsidiaries/substantial investments	919	870	697
First loss protection	145	159	288

Total regulatory capital	$16,855	$13,960	$15,109

Capital ratios
To risk-weighted assets
Tier 1 capital	10.5%	8.1%	8.4%
Total regulatory capital	15.6	11.6	11.9

Assets to capital multiple[1]	15.2	18.9	18.3

1
Total assets plus off-balance sheet credit instruments such as letters of credit and guarantees less investments in associated corporations and goodwill and net intangibles divided by total regulatory capital.

Our goals

        We want to provide enough capital to maintain the confidence of investors and depositors, while providing our common shareholders with a satisfactory return.

Our goals are to:

  •
  Be an appropriately capitalized institution, as defined by regulatory authorities and compared with our peers.

  •
  Maintain strong ratings.

  •
  Make sure that we have enough capital and the right type of capital on hand or readily available at a reasonable cost.

  •
  Achieve the lowest overall cost of capital consistent with preserving the appropriate mix of capital elements.

  •
  Provide a satisfactory return to our common shareholders.

Where capital comes from

        Most of our capital comes from common shareholders. Other sources of capital come from our preferred shareholders and holders of our subordinated debt.

Who manages our capital

        Finance manages capital for the Bank. They're responsible for acquiring, maintaining and retiring capital. The Board of Directors oversees capital management.

Economic capital

        The Bank uses in-house models to determine how much capital is required to cover unexpected loss from market, credit and operational risks. We refer to this measure as economic capital and note that it differs from current regulatory capital because it applies to deposit products as well as asset products, and it applies to operational as well as credit and market risk. Regulatory capital is set by regulations established by the Superintendent of Financial Institutions Canada (refer to next section).

        Within the Bank's measurement framework, economic capital covers unexpected loss. Expected loss is considered a cost of doing business and is included in product pricing.

        Economic capital is sufficient to absorb worst case loss at levels consistent with a AA ratings standard. Unlike rating agency and regulatory capital measures, economic capital refers solely to common equity capital. Since losses flow through the Consolidated Statement of Operations, the Bank ensures it has sufficient common equity to absorb worst case loss.

        The Bank makes business decisions based on return on economic capital, while also ensuring that, in aggregate, regulatory and rating agency requirements and capital available are kept in balance.

Regulatory capital

Tier 1 capital

        Retained earnings, when adjusted for foreign currency translation, declined by $322 million during the year. Foreign exchange adjustments unfavourably affected retained earnings by $548 million. However, our capital ratios were favourably affected by foreign currency translation adjustments to our assets. We raised $333 million of common stock including $286 million from the dividend reinvestment plan. In addition, we redeemed US$225 million and $150 million of our preferred shares and we issued $550 million of preferred shares during the year.

        In fiscal 2003, goodwill and net intangibles (above 5% of gross Tier 1 capital), which are deducted from capital for regulatory purposes, decreased by $1,178 million as the result of the recognition of goodwill impairment of $624 million and

42        TD BANK FINANCIAL GROUP ANNUAL REPORT 2003 - Management's Discussion and Analysis

the amortization of intangibles of $491 million, net of tax. The decrease was also favourably affected by foreign currency translation adjustments, but partially offset by the $126 million of new intangibles arising from the acquisition of Laurentian Bank branches.

Tier 2 capital

        Actions taken to manage our capital during the year included maturing US$75 million and $100 million of debentures and issuing $1.9 billion of replacement subordinated medium term notes. The increases in Tier 2 capital, combined with higher Tier 1 capital and lower assets, have resulted in an improvement to the Bank's reported assets to capital multiple. See Notes 10 to 12 to the Bank's Consolidated Financial Statements for more details.

Dividends

        The Bank's dividend policy is approved by the Board of Directors. During the year, the Bank increased its quarterly dividend to 32 cents per share, which is consistent with its target payout range of 35-45%. The Bank's ability to pay dividends is subject to the Bank Act and the regulations of the Superintendent of Financial Institutions Canada. Note 12 of the Bank's Consolidated Financial Statements provides further details.

Ratings

        In December 2002, Standard & Poor's (S&P) announced that it had downgraded the senior debt rating of the Bank from AA- to A+. S&P cited concerns about weaker profitability and capital levels combined with deteriorating credit quality. In February 2003, Moody's Investors Service changed its rating outlook on the Bank's Aa3 rated senior debt from negative to stable. The confirmation of our rating by Moody's, combined with a lower risk profile in businesses which are ratings sensitive, have significantly mitigated the impact of the ratings change on earnings during the year.

Capital ratios

About capital ratios

        Capital ratios are measures of financial strength and flexibility.

        The Office of the Superintendent of Financial Institutions Canada (OSFI) defines two primary ratios to measure capital adequacy, the Tier 1 capital ratio and the total capital ratio. OSFI sets target levels for Canadian banks:

  •
  The Tier 1 capital ratio is defined as Tier 1 capital divided by risk-weighted assets. OSFI has established a target Tier 1 capital requirement of 7%.

  •
  The total capital ratio is defined as total regulatory capital divided by risk-weighted assets. OSFI has established a target total capital requirement of 10%.

        Our Tier 1 and total capital ratios were 10.5% and 15.6%, respectively, on October 31, 2003 compared with 8.1% and 11.6% on October 31, 2002. The principal factors for the year-over-year increases were the stronger earnings in 2003 combined with successful management of growth in our risk-weighted assets primarily from reduction in our non-core loan portfolio. As a result we have exceeded our medium term target for Tier 1 of 9-9.5%.

        OSFI measures the capital adequacy of Canadian banks according to its instructions for determining risk-adjusted capital, risk-weighted assets and off-balance sheet exposures. This approach is based on the Bank for International Settlements' (BIS) agreed framework for achieving a more consistent way to measure the capital adequacy and standards of banks engaged in international business.

Risk-weighted assets

        Risk-weighted assets are determined by applying OSFI prescribed risk-weights to balance sheet assets and off-balance sheet financial instruments according to credit risk of the counterparty. Risk-weighted assets also include an amount for the market risk exposure associated with our trading portfolio.

        Our total risk-weighted assets decreased by $12 billion or 10% in 2003. Total risk-weighted assets decreased as a result of our ongoing management of risk-weighted assets across all of our businesses, together with translation of our foreign currency assets based on the stronger Canadian currency.

        We review balance sheet and off-balance sheet exposures when assessing risk.

See Managing risk page 33 and Off-balance sheet arrangements page 15

Proposed accounting changes

        Proposed Variable Interest Entity (VIE) accounting rules may require the Bank to consolidate additional assets onto its balance sheet. The rule change is currently scheduled for implementation in fiscal 2005. See Note 26 of the Bank's Consolidated Financial Statements for more details.

        Accounting changes to the Canadian Institute of Chartered Accountants' Handbook Section 3860, Financial Instruments — Disclosure and Presentation, if implemented as currently drafted, may have the effect of classifying both the Bank's preferred shares and innovative Tier 1 capital as liabilities. Such an accounting recategorization could result in the disallowance of the Bank's preferred shares and innovative instruments for regulatory capital purposes. In the absence of grandfathering of the existing capital instruments by the Superintendent of Financial Institutions Canada, the Bank's capital ratios could be significantly affected.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2003 - Management's Discussion and Analysis        43

Revised capital accord

        The Basel Committee on Banking Supervision has published for consultation the New Basel Capital Accord to replace the accord originally introduced in 1988 and supplemented in 1996. The underlying principles of the new Accord are intended to be suitable for application to banks of varying levels of complexity and sophistication. The proposed Accord will allow qualifying banks to determine capital levels consistent with the manner in which they measure, manage and mitigate risk. The new framework provides a spectrum of methodologies, from simple to advanced, for the measurement of both credit and operational risk. More advanced measurement of risks should result in regulatory and economic capital being more closely aligned.

        By providing a flexible approach to measurement methodology, each bank will be able, subject to review by regulators, to adopt approaches which best fit its level of sophistication and risk profile. The objective of the framework is to provide rewards for more rigorous and accurate risk management by reducing regulatory capital required under weaker or less sophisticated approaches. While the overall objective of the new Accord is to neither increase nor decrease the level of overall capital in the system, some financial institutions will see an increase in regulatory capital, while others will see a decrease. The impact will depend upon the approach used by a particular institution and its own risk profile.

        The Bank has prepared project plans to collect, analyze and report the necessary data and is on track to meet the requirements of the new Accord. For Canadian banks, the expected proforma implementation will be for fiscal 2006, with formal implementation the following year.

Risk-weighted assets at year end

	2003		2002		2001
(millions of dollars)	Balance	Risk- weighted balance	Balance	Risk- weighted balance	Balance	Risk- weighted balance
Balance sheet assets
Cash resources	$7,719	$1,344	$6,538	$1,108	$5,945	$991
Securities purchased under resale agreements	17,475	235	13,060	282	20,205	324
Securities	79,665	3,686	82,197	6,247	97,194	6,946
Loans (net)	118,058	59,273	122,627	63,965	119,673	66,514
Customers' liability under acceptances	6,645	6,400	7,719	7,066	9,122	8,246
Other assets	43,970	5,885	45,899	6,288	35,699	6,342

Total balance sheet assets	$273,532	$76,823	$278,040	$84,956	$287,838	$89,363

Off-balance sheet assets
Credit instruments		10,937		14,559		18,350
Derivative financial instruments		5,987		6,259		6,373

Total off-balance sheet assets		16,924		20,818		24,723

Total risk-weighted asset equivalent
— credit risk		93,747		105,774		114,086
— market risk		14,470		14,859		13,032

Total risk-weighted assets		$108,217		$120,633		$127,118

44        TD BANK FINANCIAL GROUP ANNUAL REPORT 2003 - Management's Discussion and Analysis

Supplementary information

TABLE 1	Page 45	Operating cash basis measurements
TABLE 2	Page 45	Analysis of change in net interest income
TABLE 3	Page 46	Net interest rate margin
TABLE 4	Page 46	Average earning balances and interest rates
TABLE 5	Page 47	Other income
TABLE 6	Page 47	Trading related income
TABLE 7	Page 48	Non-interest expenses and efficiency ratio
TABLE 8	Page 49	Taxes
TABLE 9	Page 49	Loans to small and mid-sized business customers
TABLE 10	Page 49	Fees paid to the shareholders' auditors
TABLE 11	Page 50	Loans and customers' liability under acceptances, net of allowance for credit losses
TABLE 12	Page 51	Impaired loans less allowance for credit losses
TABLE 13	Page 51	Impact on net interest income due to impaired loans
TABLE 14	Page 52	Provision for credit losses
TABLE 15	Page 53	Current replacement cost of derivatives
TABLE 16	Page 53	Assets under administration and assets under management
TABLE 17	Page 53	Contractual obligations by remaining maturity

TABLE 1    Operating cash basis measurements1

	2003	2002	2001
Diluted earnings (loss) per common share — operating cash basis	$2.26	$.68	$3.27
Adjustments for non-cash/special items:
Amortization of intangible assets, net of income taxes[2]	(.75)	(.98)	(.69)
Amortization of goodwill, net of income taxes	—	—	(.30)
Special increase in general provision, net of income taxes	—	—	(.33)
Gain on sale of mutual fund record keeping and custody business, net of income taxes	—	.05	—
Gains on sale of investment real estate, net of income taxes	—	—	.43
Restructuring costs, net of income taxes	—	—	(.21)
Income tax expense from income tax rate changes	—	—	(.12)

Diluted earnings (loss) per common share — reported basis	$1.51	$(.25)	$2.05

Return on common shareholders' equity — operating cash basis
Net income applicable to common shares (millions of dollars)	$1,480	$442	$2,075
Average common shareholders' equity (millions of dollars)	11,396	12,144	11,505
Return on common shareholders' equity	13.0%	3.6%	18.0%

Return on common shareholders' equity — reported basis
Net income applicable to common shares (millions of dollars)	$989	$(160)	$1,300
Average common shareholders' equity (millions of dollars)	11,396	12,144	11,505
Return on common shareholders' equity	8.7%	(1.3)%	11.3%

1
Operating cash basis measurements are defined in the "How the Bank reports" section on page 10 of this Annual Report.

2
The Bank's non-cash identified intangible amortization charges relate to the Canada Trust acquisition in fiscal 2000.

TABLE 2    Analysis of change in net interest income

Operating cash basis

	2003 vs. 2002			2002 vs. 2001
	Favourable (unfavourable) due to change in			Favourable (unfavourable) due to change in
(millions of dollars)	Average volume	Average rate	Net change	Average volume	Average rate	Net change
Total earning assets	$(191)	$(205)	$(396)	$373	$(3,061)	$(2,688)
Total interest-bearing liabilities	223	497	720	(176)	3,750	3,574

Net interest income (TEB)	$32	$292	$324	$197	$689	$886

Reported basis

	2003 vs. 2002			2002 vs. 2001
	Favourable (unfavourable) due to change in			Favourable (unfavourable) due to change in
(millions of dollars)	Average volume	Average rate	Net change	Average volume	Average rate	Net change
Total earning assets	$(182)	$(222)	$(404)	$379	$(3,044)	$(2,665)
Total interest-bearing liabilities	223	497	720	(176)	3,750	3,574

Net interest income	$41	$275	$316	$203	$706	$909

TD BANK FINANCIAL GROUP ANNUAL REPORT 2003 - Management's Discussion and Analysis        45

TABLE 3    Net interest rate margin

Operating cash basis

(millions of dollars)	2003			2002			2001
	Average earning assets	Net interest income (TEB)	Margin	Average earning assets	Net interest income (TEB)	Margin	Average earning assets	Net interest income (TEB)	Margin
Canada	$156,193	$3,986	2.55%	$150,738	$3,985	2.64%	$147,525	$3,628	2.46%
United States	48,582	685	1.41	53,784	553	1.03	55,798	509.91
Other international	47,032	1,175	2.50	52,038	984	1.89	47,435	499	1.05

Total Bank	$251,807	$5,846	2.32%	$256,560	$5,522	2.15%	$250,758	$4,636	1.85%

Reported basis

(millions of dollars)	2003			2002			2001
	Average earning assets	Net interest income	Margin	Average earning assets	Net interest income	Margin	Average earning assets	Net interest income	Margin
Canada	$156,193	$3,758	2.41%	$150,738	$3,773	2.50%	$147,525	$3,400	2.30%
United States	48,582	681	1.40	53,784	543	1.01	55,798	492.88
Other international	47,032	1,177	2.50	52,038	984	1.89	47,435	499	1.05

Total Bank	$251,807	$5,616	2.23%	$256,560	$5,300	2.07%	$250,758	$4,391	1.75%

TABLE 4    Average earning balances and interest rates

(millions of dollars)	2003			2002			2001
	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Earning assets
Deposits with banks	$7,323	$212	2.9%	$6,108	$132	2.2%	$5,117	$191	3.7%

Securities purchased under resale agreements	33,311	902	2.7	31,758	850	2.7	26,511	1,462	5.5

Securities
Investment	29,183	1,075	3.7	28,663	1,290	4.5	28,696	1,535	5.3
Trading	62,161	2,603	4.2	67,633	2,610	3.9	70,375	2,636	3.7

Total securities	91,344	3,678	4.0	96,296	3,900	4.1	99,071	4,171	4.2

Loans
Mortgages	53,168	2,881	5.4	53,035	3,101	5.8	48,462	3,172	6.5
Consumer instalment and other personal	39,090	2,466	6.3	34,156	2,090	6.1	32,071	2,612	8.1
Business and government	27,571	1,293	4.7	35,207	1,755	5.0	39,526	2,908	7.4

Total loans	119,829	6,640	5.5	122,398	6,946	5.7	120,059	8,692	7.2

Total earning assets	$251,807	$11,432	4.5%	$256,560	$11,828	4.6%	$250,758	$14,516	5.8%

Interest-bearing liabilities
Deposits
Personal	$102,485	$2,130	2.1%	$98,163	$2,300	2.3%	$93,733	$3,385	3.6%
Banks	22,170	412	1.9	24,821	720	2.9	28,517	1,467	5.1
Business and government	77,750	1,660	2.1	81,131	1,734	2.1	76,093	3,225	4.2

Total deposits	202,405	4,202	2.1	204,115	4,754	2.3	198,343	8,077	4.1
Subordinated notes and debentures	4,710	259	5.5	4,250	201	4.7	4,943	304	6.2
Obligations related to securities sold short and under repurchase agreements	38,378	1,125	2.9	44,931	1,351	3.0	43,567	1,488	3.4
Other interest-bearing liabilities	—	—	—	—	—	—	156	11	7.1

Total interest-bearing liabilities	$245,493	$5,586	2.3%	$253,296	$6,306	2.5%	$247,009	$9,880	4.0%

Total net interest income (TEB)		$5,846			$5,522			$4,636

Total net interest income		$5,616			$5,300			$4,391

46        TD BANK FINANCIAL GROUP ANNUAL REPORT 2003 - Management's Discussion and Analysis

TABLE 5    Other income

(millions of dollars)	2003	2002	2001	2000	1999
TD Waterhouse fees and commissions	$957	$922	$1,002	$1,521	$979
Full service brokerage and other securities services	667	641	701	667	484
Mutual fund management	508	522	502	452	258
Credit fees	415	415	425	545	463
Net investment securities gains	23	26	216	382	1,080
Trading income	104	529	1,318	1,225	679
Service charges	641	596	561	441	289
Loan securitizations	250	218	272	236	94
Card services	252	249	249	233	190
Insurance, net of claims	420	375	326	198	65
Trust fees	70	76	86	75	23
Gains on sale of investment real estate	—	—	350	—	—
Gain on sale of mutual fund record keeping and custody business	—	40	—	—	—
Gain on sale of TD Waterhouse Group, Inc.	—	—	—	—	1,122
Write down of investment in joint ventures	(39)	—	—	—	—
Other	156	320	439	425	206

Total	$4,424	$4,929	$6,447	$6,400	$5,932

Percentage increase (decrease) over previous year	(10.2)%	(23.5)%	.7%	7.9%	85.5%

TABLE 6    Trading related income1

Operating cash basis

(millions of dollars)	2003	2002	2001
Net interest income (TEB)	$1,054	$824	$219
Other income	104	529	1,318

Total trading related income (TEB)	$1,158	$1,353	$1,537

By business
Interest rate and credit portfolios	$580	$746	$780
Foreign exchange portfolios	248	217	247
Equity and other portfolios	330	390	510

Total trading related income (TEB)	$1,158	$1,353	$1,537

Reported basis

(millions of dollars)	2003	2002	2001
Net interest income	$889	$672	$(43)
Other income	104	529	1,318

Total trading related income	$993	$1,201	$1,275

By business
Interest rate and credit portfolios	$580	$754	$678
Foreign exchange portfolios	248	217	247
Equity and other portfolios	165	230	350

Total trading related income	$993	$1,201	$1,275

1
Trading related income includes both trading income reported in other income and net interest income derived from trading instruments.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2003 - Management's Discussion and Analysis        47

TABLE 7    Non-interest expenses and efficiency ratio

(millions of dollars)	2003	2002	2001	2000	1999
Salaries and employee benefits
Salaries	$2,304	$2,273	$2,225	$2,032	$1,475
Incentive compensation	986	875	1,150	1,048	785
Pension and other employee benefits	468	418	333	319	223

Salaries and employee benefits total	3,758	3,566	3,708	3,399	2,483

Occupancy
Rent	361	330	323	266	209
Depreciation	143	148	149	104	80
Other	152	127	120	128	84

Occupancy total	656	605	592	498	373

Equipment
Rent	185	170	159	118	88
Depreciation	175	164	169	156	121
Other	290	327	328	287	186

Equipment total	650	661	656	561	395

General
Amortization of intangible assets	772	998	1,292	1,203	2
Amortization of goodwill	—	—	198	142	51
Goodwill impairment	624	—	—	—	—
Restructuring costs	92	—	239	475	—
Marketing and business development	348	388	410	434	261
Brokerage related fees	229	224	229	260	221
Professional and advisory services	372	366	322	284	172
Communications	208	225	205	202	155
Capital and business taxes	133	107	106	82	86
Postage	91	96	115	110	82
Travel and relocation	58	68	67	65	46
Other	373	448	515	412	234

General total	3,300	2,920	3,698	3,669	1,310

Total expenses	$8,364	$7,752	$8,654	$8,127	$4,561

Percentage increase (decrease)	7.9%	(10.4)%	6.5%	78.2%	15.3%

Efficiency ratio
Net interest income	$5,616	$5,300	$4,391	$3,605	$2,981
Other income	4,424	4,929	6,447	6,400	5,932

Total revenue	$10,040	$10,229	$10,838	$10,005	$8,913
Efficiency ratio — reported basis	83.3%	75.8%	79.8%	81.2%	51.2%
Efficiency ratio — operating cash basis[1,2]	73.9	64.9	64.5	61.8	62.6

1
Expenses used to compute the efficiency ratio on an operating cash basis exclude non-cash goodwill/intangible amortization, and restructuring costs related to acquisitions and significant business restructuring initiatives (Wholesale Banking in 2001, TD Waterhouse Group, Inc. in 2001, the acquisition of Newcrest in 2001 and the acquisition of Canada Trust in 2000).

2
Revenues used to compute the efficiency ratio on an operating cash basis are on a taxable equivalent basis and exclude special gains on the sale of mutual fund record keeping and custody business in 2002, real estate gains in 2001, the gain on the sale of TD Waterhouse Group, Inc. and Knight/Trimark in 1999 and other one-time gains of nil in 2003 (2002 — $40 million; 2001 — $350 million; 2000 — nil; 1999 — $61 million).

48        TD BANK FINANCIAL GROUP ANNUAL REPORT 2003 - Management's Discussion and Analysis

TABLE 8    Taxes

(millions of dollars)	2003	2002	2001	2000	1999
Income taxes
Income taxes	$603	$(89)	$694	$1,093	$803
Taxable equivalent adjustment	230	222	245	199	192

Income taxes — operating cash basis	833	133	939	1,292	995
Other taxes
Payroll taxes	193	187	174	160	85
Capital taxes	125	97	98	76	77
GST and provincial sales taxes	150	162	149	92	82
Municipal and business taxes	86	93	91	93	71

Total other taxes	554	539	512	421	315

Total taxes	$1,387	$672	$1,451	$1,713	$1,310

Effective income tax rate — operating cash basis[1]	33.4%	18.2%	29.5%	37.8%	40.1%
Effective total tax rate — operating cash basis[1]	45.5	52.9	39.2	44.6	46.8

1
Operating cash basis measurements are defined in the "How the Bank reports" section on page 10 of this Annual Report.

        The effective income tax rate on the reported basis is set out in Note 15 of the Bank's Consolidated Financial Statements.

TABLE 9    Loans to small and mid-sized business customers

(millions of dollars)
	Loans authorized			Amount outstanding
Loan amount
	2003	2002	2001	2003	2002	2001
(thousands of dollars)
0 – 24	$1,056	$1,081	$1,107	$530	$555	$590
25 – 49	745	738	725	434	431	435
50 – 99	1,298	1,280	1,263	745	735	748
100 – 249	2,682	2,660	2,690	1,626	1,623	1,676
250 – 499	2,409	2,440	2,409	1,421	1,414	1,416
500 – 999	2,478	2,571	2,552	1,271	1,342	1,371
1,000 – 4,999	6,769	6,898	7,266	3,112	3,167	3,336

Tota1[1]	$17,437	$17,668	$18,012	$9,139	$9,267	$9,572

1
Personal loans used for business purposes are not included in these totals.

TABLE 10    Fees paid to the shareholders' auditors

(thousands of dollars)	2003	2002
Audit[1]	$8,661	$6,629
Audit-related[2]	605	942
Tax[3]	3,457	3,205
Other[4]	5,480	5,611

Total	$18,203	$16,387

1
Audit fees are fees for the professional services in connection with the audit of the Bank's financial statements or other services that are normally provided by the Bank's auditors in connection with statutory and regulatory filings or engagements. In addition to including fees for services necessary to perform an audit or review in accordance with Generally Accepted Auditing Standards, our audit fees include fees paid to the Bank's auditors for comfort letters, statutory audits, attest services, consents and assistance with and review of documents filed with regulators.

2
Audit-related fees are assurance and related services that are performed by the Bank's auditors. These services include: employee benefit plan audits, accounting consultations in connection with acquisitions and divestitures, internal control reviews, and interpretation of financial accounting and reporting standards.

3
Tax fees are services performed by the Bank's auditors' tax division except those tax services related to the audit. These services include: fees for tax compliance, tax planning and tax advice.

4
Other fees primarily include fees for insolvency and viability matters either paid by the Bank or by third parties. In these instances, the Bank's auditors are retained to provide assistance on operational business reviews, lender negotiations, business plan assessments, debt restructuring and asset recovery. The amount of insolvency and viability fees paid by third parties and included above is $3,540 thousand (2002 — $3,013 thousand).

        The Bank's Audit Committee has implemented a policy restricting the services that may be provided by the Bank's auditors and the fees paid to the Bank's auditors. Prior to the engagement of the Bank's auditors, the Audit Committee pre-approves the provision of the service. In making their determination regarding non-audit services, the Audit Committee considers the compliance with the policy and the provision of non-audit services in the context of avoiding impact on auditor independence. Each quarter, the CFO makes a presentation to the Audit Committee detailing the non-audit services performed by the Bank's auditors on a year-to-date basis, and details of any proposed assignments for consideration by the Audit Committee and pre-approval, if appropriate.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2003 - Management's Discussion and Analysis        49

TABLE 11    Loans and customers' liability under acceptances, net of allowance for credit losses

(millions of dollars)
	Canada[1]		United States[1]		Other internationa1[1]		Total
By sector
	2003	2002	2003	2002	2003	2002	2003	2002	2001
Residential mortgages	$52,525	$52,784	$—	$—	$—	$—	$52,525	$52,784	$50,807
Consumer instalment and other personal	38,623	32,798	4,272	3,516	13	18	42,908	36,332	31,126

Total residential and personal	91,148	85,582	4,272	3,516	13	18	95,433	89,116	81,933

Real estate development
Commercial and industrial	1,491	1,846	—	—	—	—	1,491	1,846	2,060
Residential	1,247	1,171	85	57	—	—	1,332	1,228	1,404
Retail	352	378	—	—	19	40	371	418	475
Real estate services	300	293	4	16	—	—	304	309	280

Total real estate	3,390	3,688	89	73	19	40	3,498	3,801	4,219
Agriculture	2,428	2,365	—	—	—	—	2,428	2,365	2,309
Apparel and textile	323	351	—	10	38	39	361	400	451
Automotive	1,644	1,175	91	118	3	15	1,738	1,308	1,558
Cable	417	383	363	860	298	411	1,078	1,654	1,958
Chemical	415	555	24	317	80	121	519	993	1,125
Construction	694	681	27	11	21	93	742	785	844
Financial	1,960	2,283	264	567	466	946	2,690	3,796	4,112
Food, beverage and tobacco	1,319	1,302	106	167	141	162	1,566	1,631	2,131
Forestry	563	744	209	633	27	93	799	1,470	1,720
Government	589	471	151	25	—	—	740	496	348
Health and social services	1,144	1,060	57	116	—	—	1,201	1,176	1,187
Media and entertainment	1,111	1,520	351	624	255	688	1,717	2,832	3,717
Metals and mining	600	861	42	161	10	61	652	1,083	1,344
Oil and gas	941	1,668	451	879	278	361	1,670	2,908	3,341
Retail	1,072	1,041	59	160	—	—	1,131	1,201	1,327
Sundry manufacturing	910	1,019	9	150	2	44	921	1,213	1,647
Telecommunications	92	395	333	1,201	309	898	734	2,494	4,251
Transportation	600	933	57	90	50	141	707	1,164	1,307
Utilities	665	704	1,171	3,370	652	1,091	2,488	5,165	4,862
All other loans	1,487	2,638	247	423	156	234	1,890	3,295	3,104

Total business and government	22,364	25,837	4,101	9,955	2,805	5,438	29,270	41,230	46,862

Total	$113,512	$111,419	$8,373	$13,471	$2,818	$5,456	$124,703	$130,346	$128,795

Percentage change	1.9%	5.6%	(37.8)%	(21.7)%	(48.4)%	(9.8)%	(4.3)%	1.2%	(1.3)%

By location of ultimate risk	2003	2002	2001	2003 % mix	2002 % mix	2001 % mix
Canada
Atlantic	$3,445	$3,342	$3,352	2.8	2.6	2.6
Québec	6,822	6,663	5,769	5.5	5.1	4.5
Ontario	71,914	70,219	66,475	57.6	53.9	51.6
Prairies	16,667	16,286	16,156	13.4	12.5	12.5
British Columbia	15,054	15,310	14,296	12.1	11.7	11.1

Total Canada	113,902	111,820	106,048	91.4	85.8	82.3

United States	7,731	11,714	15,768	6.2	9.0	12.3

Other international
United Kingdom	434	1,118	1,549.3		.8	1.2
Europe — other	854	1,838	1,224.7		1.4	.9
Australia and New Zealand	746	1,328	1,356.6		1.0	1.1
Japan	42	138	15	—	.1	—
Asia — other	488	1,254	1,755.4		1.0	1.4
Latin America and Caribbean	503	1,123	1,068.4		.9	.8
Middle East and Africa	3	13	12	—	—	—

Total other international	3,070	6,812	6,979	2.4	5.2	5.4

Total	$124,703	$130,346	$128,795	100.0	100.0	100.0

Percentage change over previous year
Canada	1.9%	5.4%	6.0%
United States	(34.0)	(25.7)	(27.0)
Other international	(54.9)	(2.4)	(21.1)

Total	(4.3)%	1.2%	(1.3)%

1
Based on geographic location of unit responsible for recording revenue.

50        TD BANK FINANCIAL GROUP ANNUAL REPORT 2003 - Management's Discussion and Analysis

TABLE 12    Impaired loans less allowance for credit losses

(millions of dollars)
	Canada[1]		United States[1]		Other internationa1[1]		Total
By sector
	2003	2002	2003	2002	2003	2002	2003	2002	2001
Residential mortgages	$43	$47	$—	$—	$—	$—	$43	$47	$82
Consumer instalment and other personal	52	67	—	—	—	—	52	67	94

Total residential and personal	95	114	—	—	—	—	95	114	176

Real estate development
Commercial and industrial	9	9	—	—	—	—	9	9	5
Residential	2	4	—	—	—	—	2	4	6
Retail	—	—	—	—	—	—	—	—	—
Real estate services	—	—	—	—	—	—	—	—	2

Total real estate	11	13	—	—	—	—	11	13	13
Agriculture	73	63	—	—	—	—	73	63	22
Apparel and textile	(1)	(4)	—	—	—	—	(1)	(4)	(5)
Automotive	20	5	1	1	6	—	27	6	5
Cable	—	—	146	286	22	—	168	286	—
Chemical	6	2	9	—	—	—	15	2	2
Construction	2	12	—	(5)	—	1	2	8	42
Financial	2	1	20	28	—	—	22	29	1
Food, beverage and tobacco	2	(4)	—	—	—	—	2	(4)	9
Forestry	11	23	—	—	—	—	11	23	24
Health and social services	2	2	—	—	—	—	2	2	4
Media and entertainment	9	16	—	15	1	—	10	31	29
Metals and mining	23	3	(2)	36	—	—	21	39	3
Oil and gas	—	1	—	15	—	—	—	16	1
Retail	2	—	—	—	—	—	2	—	(2)
Sundry manufacturing	1	18	—	55	—	—	1	73	102
Telecommunications	2	11	41	175	20	36	63	222	280
Transportation	6	135	8	33	—	—	14	168	173
Utilities	44	23	259	290	35	36	338	349	207
All other loans	5	15	3	—	—	—	8	15	2

Total business and government	220	335	485	929	84	73	789	1,337	912

Total net impaired loans before general allowances and sectoral allowances	$315	$449	$485	$929	$84	$73	$884	$1,451	$1,088

Less: general allowances							984	1,141	1,141
Less: sectoral allowances							541	1,285	—

Total net impaired loans							$(641)	$(975)	$(53)

Net impaired loans as a % of common equity							(5.5)%	(8.4)%	(.4)%

By location[1]	2003	2002	2001	2003 % mix	2002 % mix	2001 % mix
Canada
Atlantic	$4	$5	$8.5		.4	.7
Québec	9	18	25	1.0	1.2	2.3
Ontario	223	345	383	25.2	23.8	35.2
Prairies	62	60	31	7.0	4.1	2.9
British Columbia	17	21	35	1.9	1.5	3.2

Total Canada	315	449	482	35.6	31.0	44.3
United States	485	929	556	54.9	64.0	51.1
Other international	84	73	50	9.5	5.0	4.6

Total net impaired loans before general and sectoral allowances	$884	$1,451	$1,088	100.0	100.0	100.0

Less: general allowances	984	1,141	1,141
Less: sectoral allowances	541	1,285	—

Total net impaired loans	$(641)	$(975)	$(53)

Net impaired loans as a % of net loans[2]	(.5)%	(.7)%	—%

1
Based on geographic location of unit responsible for recording revenue.

2
Includes customers' liability under acceptances.

TABLE 13    Impact on net interest income due to impaired loans

(millions of dollars)	2003	2002	2001
Reduction in net interest income due to impaired loans	$111	$115	$127
Recoveries	(11)	(20)	(25)

Net reduction	$100	$95	$102

TD BANK FINANCIAL GROUP ANNUAL REPORT 2003 - Management's Discussion and Analysis        51

TABLE 14    Provision for credit losses

(millions of dollars)
	Canada[1]		United States[1]		Other internationa1[1]		Total
By sector
	2003	2002	2003	2002	2003	2002	2003	2002	2001
Residential mortgages	$2	$6	$—	$—	$—	$—	$2	$6	$3
Consumer instalment and other personal	332	326	1	2	—	—	333	328	250

Total residential and personal	334	332	1	2	—	—	335	334	253

Real estate development
Commercial and industrial	6	(1)	—	—	—	—	6	(1)	(4)
Residential	2	(2)	—	—	—	—	2	(2)	1
Retail	—	—	—	—	—	—	—	—	—
Real estate services	—	(1)	—	—	—	—	—	(1)	1

Total real estate	8	(4)	—	—	—	—	8	(4)	(2)
Agriculture	26	40	—	—	—	—	26	40	2
Apparel and textile	1	4	—	—	—	—	1	4	(2)
Automotive	8	3	—	—	—	—	8	3	10
Cable	—	—	—	99	—	26	—	125	—
Chemical	5	1	—	—	—	—	5	1	—
Construction	(1)	14	—	22	—	—	(1)	36	44
Financial	2	2	—	46	—	—	2	48	(1)
Food, beverage and tobacco	2	3	—	—	—	—	2	3	(1)
Forestry	1	39	—	—	—	—	1	39	(20)
Health and social services	2	2	—	(1)	—	—	2	1	16
Media and entertainment	5	43	—	16	—	—	5	59	23
Metals and mining	9	4	5	13	—	—	14	17	2
Oil and gas	1	1	—	15	—	—	1	16	(1)
Retail	2	2	—	—	—	(5)	2	(3)	5
Sundry manufacturing	5	15	—	9	—	—	5	24	39
Telecommunications	2	—	—	603	—	5	2	608	204
Transportation	2	5	—	—	—	—	2	5	14
Utilities	—	3	—	181	—	111	—	295	34
All other loans	3	8	—	1	—	—	3	9	1

Total business and government	83	185	5	1,004	—	137	88	1,326	367

Total before general provision and sectoral provision	$417	$517	$6	$1,006	$—	$137	$423	$1,660	$620

General provision							(157)	—	300
Sectoral provision (net of transfer to specifics)							(80)	1,265	—

Total							$186	$2,925	$920

By location[1]	2003	2002	2001	2003 % mix	2002 % mix	2001 % mix
Canada
Atlantic	$10	$11	$14	5.4	.4	1.5
Québec	13	18	26	7.0	.6	2.8
Ontario	307	348	187	165.0	11.9	20.3
Prairies	55	57	41	29.6	2.0	4.6
British Columbia	32	83	36	17.2	2.8	3.8

Total Canada	417	517	304	224.2	17.7	33.0

United States	6	1,006	293	3.2	34.4	31.9

Other international
United Kingdom	—	132	—	—	4.5	—
Australia	—	2	4	—	.1	.4
Asia	—	3	19	—	.1	2.1

Total other international	—	137	23	—	4.7	2.5

General provision	(157)	—	300	(84.4)	—	32.6
Sectoral provision (net of transfer to specifics)	(80)	1,265	—	(43.0)	43.2	—

Total	$186	$2,925	$920	100.0	100.0	100.0

Provision for credit losses as a % of net average loans[2]
Canada
Residential mortgages	—%	.01%	.01%
Personal	.94	1.09	.96
Business and other	.36	.71	.18
Total Canada	.37	.48	.29
United States	.05	6.37	1.57
Other international	—	2.30	.31
General provision	(.12)	—	.23
Sectoral provision	(.06)	.97	—

Total	.15%	2.24%	.71%

1
Based on geographic location of unit responsible for recording revenue.

2
Includes customers' liability under acceptances.

52        TD BANK FINANCIAL GROUP ANNUAL REPORT 2003 - Management's Discussion and Analysis

TABLE 15    Current replacement cost of derivatives

(millions of dollars)
	Canada[1]		United States[1]		Other internationa1[1]		Total
By sector
	2003	2002	2003	2002	2003	2002	2003	2002	2001
Financial	$11,976	$12,155	$295	$909	$13,619	$10,317	$25,890	$23,381	$20,741
Government	1,496	797	—	1	192	252	1,688	1,050	1,206
Other	1,128	863	188	437	807	1,074	2,123	2,374	2,875

Current replacement cost	$14,600	$13,815	$483	$1,347	$14,618	$11,643	$29,701	$26,805	$24,822

Less impact of master netting agreements and collateral							20,149	18,176	15,779

							$9,552	$8,629	$9,043

By location of ultimate risk (after impact of master netting agreements and collateral)	2003	2002	2003 % mix	2002 % mix
Canada	$3,309	$2,035	34.6	23.6

United States	1,842	2,037	19.3	23.6

Other international
United Kingdom	798	1,277	8.3	14.8
Europe — other	2,016	2,475	21.1	28.7
Australia and New Zealand	925	272	9.7	3.2
Japan	48	90.5		1.0
Asia — other	74	155.8		1.8
Latin America and Caribbean	72	123.8		1.4
Middle East and Africa	468	165	4.9	1.9

Total other international	4,401	4,557	46.1	52.8

Total current replacement cost	$9,552	$8,629	100.0	100.0

1
Based on geographic location of unit responsible for recording revenue.

TABLE 16    Assets under administration and assets under management

(millions of dollars)	2003	2002	2001
Assets under administration Personal and Commercial Banking
Retail custody and other	$17,572	$15,235	$16,754
Loans securitized	18,675	14,716	18,256

Total Personal and Commercial Banking	36,247	29,951	35,010

Wealth Management
TD Waterhouse retail brokerage — Canada	55,183	46,509	47,602
— United States and other international	159,412	141,400	151,721

	214,595	187,909	199,323
Other Wealth Management	52,303	45,801	40,790

Total Wealth Management	266,898	233,710	240,113

Total assets under administration	$303,145	$263,661	$275,123

Assets under management
Wealth Management	$113,406	$111,920	$119,467

TABLE 17    Contractual obligations by remaining maturity

2003
(millions of dollars)	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Subordinated notes and debentures	$157	$5	$396	$5,329	$5,887
Operating lease commitments	314	492	329	505	1,640
Capital trust securities	—	—	—	1,250	1,250
Network service agreements	116	216	200	188	720

	$587	$713	$925	$7,272	$9,497

TD BANK FINANCIAL GROUP ANNUAL REPORT 2003 - Management's Discussion and Analysis        53

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